As filed with the Securities and Exchange Commission on August 1, 2002

================================================================================

                                 SCHEDULE 13E-4F
           Tender Offer Statement Pursuant to Section 13(e)(1) of the
            Securities Exchange Act of 1934 and Rule 13e-4 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
           Issuer Tender Offer Statement Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                                  -------------

                        THE DESCARTES SYSTEMS GROUP INC.
               (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

                                 ONTARIO, CANADA
            (JURISDICTION OF ISSUER'S INCORPORATION OR ORGANIZATION)

                        THE DESCARTES SYSTEMS GROUP INC.
                     (NAME(S) OF PERSON(S) FILING STATEMENT)

      5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE JUNE 30, 2005
                         (TITLE OF CLASS OF SECURITIES)

                                       N/A
              (CUSIP NUMBER OF CLASS OF SECURITIES (IF APPLICABLE)

                        THE DESCARTES SYSTEMS GROUP INC.
                                120 RANDALL DRIVE
                                WATERLOO, ONTARIO
                                  CANADA N2V1C6
                               ATTN: PAUL LAUFERT
                                 (519) 746-8110
 (NAME, ADDRESS AND TELEPHONE NUMBER of PERSON(S) AUTHORIZED TO RECEIVE NOTICES
                     AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 AUGUST 1, 2002

      (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITYHOLDERS)

                            CALCULATION OF FILING FEE

================================================================================
        Transaction Valuation                       Amount of Filing Fee
================================================================================
        US $36,000,000.00 (1)                         US $3,312.00 (1)
================================================================================

(1) The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the purchase of up to US$51,428,571 Convertible Unsecured Subordinated Debentures of The Descartes Systems Group Inc. at the maximum aggregate cash offer price of US$700 for each US$1,000 principal amount of Debentures.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                Registration No.:
Filing Party:
Form/Schedule:                                         Date Filed:
================================================================================

                                     PART I

                 INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
                 -----------------------------------------------

Item 1.      Home Jurisdiction Documents

             Document 1:            Letter to Debentureholders
             Document 2:            Tender Offer Circular dated August 1, 2002
             Document 3:            Letter of Transmittal
             Document 4:            Notice of Guaranteed Delivery
             Document 5:            Form of Broker Letter to Clients

Item 2.      Information Legends

             See the cover of the Tender Offer Circular.

                                     PART II

               INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
               ---------------------------------------------------

The following exhibits have been filed as part of this Schedule:

1.1    Press release dated August 1, 2002.

1.2    Report of Issuer Bid or Application on Form 42.

1.3 Form 40-F (previously filed with the U.S. Securities and Exchange Commission on July 17, 2002 and incorporated herein by reference).

1.4 Form 6-K (previously filed as a paper filing with the U.S. Securities and Exchange Commission on June 6, 2002 and filed electronically herewith).

1.5    Securities Act (Quebec) Report Under Section 189.1.3.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
                  ---------------------------------------------

Item 1. Undertaking.
        -----------

     The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

     The Issuer undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses in Canada, information regarding purchases of the subject company's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.
        -----------------------------

     Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                     III-1

                                   SIGNATURES

     The Descartes Systems Group Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any securities in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    THE DESCARTES SYSTEMS GROUP INC.


                                    By:     /s/ Colley Clarke
                                            -----------------------------------
                                    Name:   Colley Clarke
                                    Title:  Executive Vice-President, Finance
                                            and Chief Financial Officer

Dated: August 1, 2002

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT
NUMBER      DESCRIPTION
------      -----------

1.1    Press release dated August 1, 2002.

1.2    Report of Issuer Bid or Application on Form 42.

1.3 Form 40-F (previously filed with the U.S. Securities and Exchange Commission on July 17, 2002 and incorporated herein by reference).

1.4 Form 6-K (previously filed as a paper filing with the U.S. Securities and Exchange Commission on June 6, 2002 and filed electronically herewith).

1.5    Securities Act (Quebec) Report Under Section 189.1.3.

                                                                      DOCUMENT 1
                                                                      ----------


[LOGO]                  THE DESCARTES SYSTEMS GROUP INC.

                        CORPORATE HEADQUARTERS
                        120 RANDALL DRIVE, WATERLOO, ONTARIO, CANADA N2V 1C6 TELEPHONE (519) 746-8110 O FAX (519) 746-1984
                        WWW.DESCARTES.COM
                        -----------------
                                                                  August 1, 2002

Dear Debentureholder:

                  We are pleased to inform you that The Descartes Systems Group Inc. ("Descartes") is offering to purchase up to an aggregate principal amount of U.S.$51,428,571 of its 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 (the "Debentures") for cancellation, representing a maximum of approximately 71.4% of the outstanding Debentures, at a single price of U.S.$700 per U.S.$1,000 principal amount of Debentures plus any accrued and unpaid interest (subject to any applicable withholding tax) to but excluding the date of purchase. The offer expires on September 6, at 5:00 p.m., Toronto time. A copy of the offer to purchase is attached hereto and we urge you to read it carefully and to obtain professional advice before deciding whether or not to tender your Debentures.

                  Each Debentureholder must decide whether or not it wishes to participate in the offer based on its own situation, investment objectives and tax status. In this regard, you should consult your accountant or tax adviser before making a decision.

                  Those Debentureholders who do not participate in the offer may experience a reduction in the liquidity of the market for their Debentures, which reduction in liquidity could be significant.

                  Those Debentureholders who participate in the offer will receive the purchase price for their Debentures, plus accrued and unpaid interest (subject to any applicable withholding tax) up to and as at the date immediately prior to the date on which Descartes takes up and pays for Debentures under the offer, subject to proration if more than the aggregate principal amount of Debentures sought under the offer are deposited.

                  For additional information with respect to the offer, you may contact the dealer managers, Griffiths McBurney & Partners (in Canada) or Griffiths McBurney & Partners Corp. (in the United States) or the information agent (D.F. King & Co.) or the depositary, each at the contact numbers set forth on the back cover of the offer to purchase. You may also contact a representative of the financial institution holding the Debentures in your name, if applicable, or your financial adviser.

                                           Sincerely,

                                           /s/ Peter Schwartz
                                           -------------------------------------
                                           Peter Schwartz
                                           Chairman & Co-Chief Executive Officer

                                                                      DOCUMENT 2
                                                                      ----------

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISER.
                                                                 August 1, 2002

                                      Offer
                                       by
                        THE DESCARTES SYSTEMS GROUP INC.

  TO PURCHASE FOR CASH THE AGGREGATE PRINCIPAL AMOUNT OF UP TO U.S.$51,428,571 OF ITS 5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE JUNE 30, 2005
   AT A PURCHASE PRICE OF U.S.$700 FOR EACH U.S.$1,000 OF PRINCIPAL AMOUNT OF
                 DEBENTURES PLUS ANY ACCRUED AND UNPAID INTEREST

The Descartes Systems Group Inc. ("Descartes" or the "Company") invites holders ("Debentureholders") of its 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 (the "Debentures") to deposit Debentures up to a maximum of U.S.$51,428,571 aggregate principal amount of Debentures for purchase and cancellation by Descartes at a price of U.S.$700 for each U.S.$1,000 principal amount of Debentures (the "Purchase Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M., TORONTO TIME, ON SEPTEMBER 6, 2002, UNLESS EXTENDED. On July 29, 2002, the closing price of the Debentures on the Toronto Stock Exchange was U.S.$69.50 for each U.S.$100 principal amount of Debentures.

Each Debentureholder who has properly deposited Debentures pursuant to the Offer and who has not withdrawn such Debentures will receive the Purchase Price, plus accrued and unpaid interest (subject to any applicable withholding tax) up to and as at the date immediately prior to the date on which Descartes takes up and pays for Debentures under the Offer, payable in cash, for all Debentures purchased upon the terms and subject to the conditions of the Offer including the provisions relating to proration described herein. If an aggregate principal amount of Debentures greater than U.S.$51,428,571 is deposited pursuant to the Offer and not withdrawn, the deposited Debentures will be purchased on a pro rata basis according to the aggregate principal amount of Debentures deposited by the depositing Debentureholders.

Descartes reserves the right to withdraw the Offer and not take up and pay for any Debentures deposited under the Offer unless certain conditions are satisfied. See Section 5, "Certain Conditions of the Offer". NEITHER DESCARTES, ITS BOARD OF DIRECTORS NOR ANY REPRESENTATIVE THEREOF MAKES ANY RECOMMENDATION TO ANY DEBENTUREHOLDER AS TO WHETHER TO DEPOSIT OR REFRAIN FROM DEPOSITING DEBENTURES. EACH DEBENTUREHOLDER MUST MAKE THE DECISION WHETHER TO DEPOSIT DEBENTURES UNDER THE OFFER BASED ON THEIR PARTICULAR CIRCUMSTANCES. DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 14, "INCOME TAX CONSIDERATIONS".

Any Debentureholder desiring to deposit all or any portion of his or her Debentures under the Offer should complete and sign the Letter of Transmittal (or a manually executed photocopy thereof) in accordance with the instructions in such Letter of Transmittal and deliver it and all other required documents to CIBC Mellon Trust Company, as Depositary (the "Depositary") and either deliver the certificates for such Debentures to the Depositary according to the procedure set forth in the Offer under "Procedure for Depositing Debentures" or request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. ANY DEBENTUREHOLDER HAVING DEBENTURES REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD CONTACT SUCH PERSON OR INSTITUTION IF HE OR SHE DESIRES TO DEPOSIT SUCH DEBENTURES.

                      The Dealer Managers of the Offer are:
            In Canada:                            In the United States:
   GRIFFITHS MCBURNEY & PARTNERS            GRIFFITHS MCBURNEY & PARTNERS CORP.

INFORMATION FOR UNITED STATES DEBENTUREHOLDERS ONLY: THIS OFFER IS MADE BY DESCARTES, A FOREIGN ISSUER, FOR ITS OWN SECURITIES, AND WHILE THE OFFER IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF THE PROVINCE OF ONTARIO, CANADA, THE PROVINCE UNDER THE LAWS OF WHICH DESCARTES IS AMALGAMATED, AND THE OTHER PROVINCES OF CANADA, DEBENTUREHOLDERS SHOULD BE AWARE THAT IN SOME RESPECTS THESE DISCLOSURE REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE ENFORCEMENT BY DEBENTUREHOLDERS OF CIVIL REMEDIES UNDER U.S. SECURITIES LAWS MAY BE ADVERSELY AFFECTED BY THE FACT THAT DESCARTES IS AMALGAMATED UNDER THE LAWS OF CANADA AND THAT SOME OF ITS DIRECTORS AND OFFICERS ARE RESIDENTS OF A COUNTRY OTHER THAN THE UNITED STATES. ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS MAY FURTHER BE ADVERSELY AFFECTED BY THE FACT THAT SOME OR ALL OF THE EXPERTS NAMED IN THE OFFER MAY BE RESIDENTS OF CANADA. DEBENTUREHOLDERS SHOULD BE AWARE THAT THE ACCEPTANCE OF THE OFFER WILL HAVE CERTAIN TAX CONSEQUENCES UNDER UNITED STATES AND CANADIAN LAW, AND SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THOSE CONSEQUENCES IN CONSIDERING THIS OFFER.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE OFFER IS NOT BEING MADE TO, NOR WILL DEPOSITS BE ACCEPTED FROM OR ON BEHALF OF, DEBENTUREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, DESCARTES MAY, IN ITS SOLE JUDGEMENT, TAKE SUCH ACTION AS IT MAY DEEM NECESSARY TO EXTEND THE OFFER TO DEBENTUREHOLDERS IN SUCH JURISDICTION.

DESCARTES WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AN ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4F WITH RESPECT TO THE OFFER PURSUANT TO APPLICABLE PROVISIONS OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

SUMMARY.......................................................................1

OFFER TO PURCHASE.............................................................2

   1.  Principal Amount of Debentures; Proration..............................2

   2.  Procedure for Depositing Debentures....................................3

   3.  Withdrawal Rights......................................................5

   4.  Acceptance for Payment and Payment for Debentures......................6

   5.  Certain Conditions of the Offer........................................7

   6.  Extension and Variation of the Offer...................................8

   7.  Payment in the Event of Mail Service Interruption......................9

   8.  Liens..................................................................9

   9.  Certain Information Concerning Descartes...............................9

   10. Purpose and Effects of the Offer......................................10

   11. Valuation Exemption...................................................12

   12. Price Range of Debentures and Common Shares; Purchases
       and Distributions.....................................................12

   13. Interest of Directors and Officers; Transactions and Arrangements
       Concerning the Offer..................................................15

   14. Income Tax Considerations.............................................16

   15. Certain Legal Matters; Regulatory Approvals...........................21

   16. Source and Amount of Funds............................................21

   17. Depositary............................................................21

   18. Financial Adviser.....................................................21

   19. Fees and Expenses.....................................................21

   20. Statutory Rights......................................................22

   21. Notice................................................................22

   22. Other Terms...........................................................22

   23.  Additional Information...............................................23

   24.  Summary Consolidated Historical Financial Information and
        Unaudited Consolidated Pro Forma Financial Statements................23

APPROVAL BY DESCARTES........................................................30

CONSENT OF GRIFFITHS MCBURNEY & PARTNERS.....................................31

CONSENT OF BLAKE, CASSELS & GRAYDON LLP......................................31

CONSENT OF TESTA, HURWITZ & THIBEAULT, LLP...................................31

CONSENT OF DELOITTE & TOUCHE LLP.............................................31



SCHEDULE "A"................................................................A-1

                               SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about the offer to purchase debentures. In this summary term sheet, the terms "we", "us" and "our" refer to Descartes, and the terms "you" and "your" refer to Debentureholders. We urge you to read carefully the remainder of this offer and the accompanying letter of transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this offer and the letter of transmittal. We have included page references to the remainder of this offer to let you know where you can find a more complete description of the topics covered in this summary.

o    WHAT SECURITIES IS DESCARTES OFFERING TO PURCHASE?

     We are offering to purchase up to an aggregate principal amount of U.S.$51,428,571 of our 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005. Whether we purchase the full amount will depend on the aggregate principal amount of debentures tendered in the offer. See "Principal Amount of Debentures; Proration" on page 2.

o    WHAT WILL DESCARTES PAY ME IN EXCHANGE FOR MY DEBENTURES?

     All debentures that we purchase in the offer will be purchased in cash, denominated in U.S. dollars, at a purchase price of U.S.$700 per U.S.$1,000 principal amount of debentures. In addition to the purchase price, we will also pay any unpaid interest on any debentures we purchase in the offer that has accrued up to and as at the date immediately prior to the date on which we take up and pay for debentures under the offer, subject to any applicable withholding tax. See "Principal Amount of Debentures; Proration" on page 2. See also "Acceptance for Payment and Payment for Debentures" on page 6.

o CAN I TENDER SOME BUT NOT ALL OF MY DEBENTURES? WHAT HAPPENS TO DEBENTURES THAT I DO NOT TENDER?

     You can tender all, some or none of your debentures. Any debentures that you do not tender will continue in effect in accordance with their current terms and conditions. See "Procedure for Depositing Debentures" on page 3.

o    HOW DO I TENDER MY DEBENTURES FOR PURCHASE?

     If you wish to tender -- or "deposit" -- your debentures, a properly completed and executed letter of transmittal and any other documents required by the letter of transmittal must be delivered to CIBC Mellon Trust Company, as depositary, before the expiration date of the offer. As the debentures are currently registered in the name of The Canadian Depository for Securities Limited ("CDS") as custodian for its participants, CDS will be issuing instructions to its participants as to the method of depositing the debentures under the terms of the offer. If you wish to deposit debentures under the offer, you should immediately contact the investment dealer, stock broker, bank, trust company or other nominee through which your debentures are held in order that they may take the necessary steps on your behalf to be able to deposit such debentures under the offer. See "Procedure for Depositing Debentures" on page 3.

o    WHEN DOES THE OFFER EXPIRE?  CAN IT BE EXTENDED OR CHANGED?

     The offer will expire on September 6, 2002 at 5:00 p.m., Toronto time. We may, in our discretion, extend or otherwise modify the offer at any time. We will make an announcement, and provide you with notice, of any extension or modification we may make to the offer. If we modify the offer to increase the purchase price to be paid in the offer, such increase will be applicable to all the debentures that we take up in the offer. If we extend the offer, we may delay the acceptance of any debentures that have been deposited. We cannot assure you that we will extend the offer or, if we do extend it, for how long. See "Extension and Variation of the Offer" on page 8.

o    WHEN WILL I RECEIVE PAYMENT?

     We will take up and pay for debentures to be purchased in the offer as soon as practicable (and in any event not later than 10 days) after the expiration of the offer. See "Acceptance for Payment and Payment for Debentures" on page 6.

o IF MY DEBENTURES ARE PURCHASED IN THE OFFER, WILL I BE TAXED ON THE PAYMENT I RECEIVE IN EXCHANGE?

     There are tax consequences of participating in this offer, which are described in "Income Tax Considerations" on page 16. The description of tax consequences is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder of debentures. Persons who are considering tendering debentures in this offer should consult their own tax advisors as to the tax consequences in their particular circumstances.

o    WILL I BE REQUIRED TO PAY ANY BROKERAGE COMMISSIONS OR FEES IF I TENDER?

     You will not have to pay any brokerage fee or commission if you or your investment dealer, stock broker, bank, trust company or other nominee through which your debentures are held deposit your debentures directly with CIBC Mellon Trust Company as depositary pursuant to the offer. See "Acceptance for Payment and Payment for Debentures" on page 6.

o    ARE THERE CONDITIONS TO THE OFFER?

     There are a number of events that may cause us to delay or terminate this offer. These events are described in "Certain Conditions of the Offer" on page 7.

o    CAN I WITHDRAW PREVIOUSLY TENDERED DEBENTURES?

     You may withdraw some or all of your tendered debentures at any time before 5:00 p.m., Toronto time, on September 6, 2002; provided, however, that if we extend the offer beyond that time, you may withdraw some or all of your tendered debentures at any time until the extended expiration date. You may also withdraw some or all of your tendered debentures if we have not paid for them within three business days of being taken up. See "Withdrawal Rights" on page 5.

o    WHAT DOES THE DESCARTES BOARD OF DIRECTORS THINK OF THE OFFER?

     Although the Descartes Board of Directors has approved the offer, neither Descartes, its Board of Directors nor any representative makes any recommendation as to whether you should deposit or refrain from depositing your debentures in the offer. You must decide for yourself whether to deposit debentures under the offer, and if so, what principal amount of debentures to deposit. See "Purpose and Effects of the Offer" on page 10.

o    WHO MAY I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you may contact your investment dealer, stock broker, bank, trust company or other nominee through which your debentures are held. You may also contact the dealer managers, Griffiths McBurney & Partners (in Canada) or Griffiths McBurney & Partners Corp. (in the United States), the information agent, D.F. King & Co., or the depositary, CIBC Mellon Trust Company, each at the contact numbers set forth on the back cover of this offer.

                                     SUMMARY

     This summary is qualified in its entirety by reference to the full text and more specific details in this Offer.

Aggregate Principal        The aggregate principal amount of U.S.$51,428,571
Amount of Debentures to    of Debentures will be purchased, subject to proration
be Purchased               as described herein and to sufficient Debentures
                           being deposited pursuant to the Offer and not withdrawn.

Purchase Price             U.S.$700 per U.S.$1,000 principal amount of
                           Debentures. All Debentures purchased by Descartes pursuant to the Offer will be purchased at the Purchase Price, plus accrued and unpaid interest
                           (subject to any applicable withholding tax) up to and as at the date immediately prior to the date on which Descartes takes up and pays for Debentures under the Offer.

Brokerage Commissions      No fee or commission will be payable by any
                           Debentureholder that deposits Debentures directly with the Depositary pursuant to the Offer.

Conditions of the Offer    Descartes reserves the right to withdraw the Offer
                           and not take up and pay for Debentures deposited under the Offer unless the conditions described under
                           Section 5, "Certain Conditions of the Offer", in the
                           Offer are satisfied.

Expiration Date            September 6, 2002 at 5:00 p.m., Toronto time, or such
                           later date and time to which the Offer may be extended by Descartes (the "Expiration Date").

Payment Date               Descartes will take up and pay for Debentures as soon
                           as practicable after the Expiration Date, and in any event not later than 10 days after the Expiration
                           Date.

Currency of Payment        The Purchase Price and accrued and unpaid interest on
                           the Debentures will be denominated in United States dollars.

Position of Descartes      Neither Descartes, its Board of Directors nor any
and its Directors          representative thereof makes any recommendation to
                           any Debentureholder as to whether to deposit or refrain from depositing Debentures. See Section 10,
                           "Purpose and Effects of the Offer".

Withdrawal Rights          Deposited Debentures may be withdrawn at any time
                           until 5:00 p.m., Toronto time, on September 6, 2002, and may also be withdrawn if the Debentures have not been paid for by Descartes within three business days of being taken up. See Section 3, "Withdrawal
                           Rights".

Tax Debentureholders should carefully consider the income tax consequences of accepting the Offer. See Section 14, "Income Tax Considerations".

Further Information        Contact the Depositary, either of the Dealer Managers
Regarding the Offer        or the Information Agent or consult your investment
                           dealer, stockbroker, bank, trust company or other nominee through which your Debentures are held. The respective addresses, telephone and facsimile numbers of the Depositary, the Dealer Managers and the Information Agent are set forth on the back cover of this Offer.

      NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF DESCARTES AS TO WHETHER DEBENTUREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING DEBENTURES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DESCARTES.

To the Holders of 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 of The Descartes Systems Group Inc.

                                OFFER TO PURCHASE

      Descartes hereby invites the holders (the "Debentureholders") of its 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 (the "Debentures") to deposit up to a maximum of U.S.$51,428,571 aggregate principal amount of Debentures for purchase and cancellation by Descartes at a price of U.S.$700 per U.S.$1,000 principal amount of Debentures (the "Purchase Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer"). The Purchase Price and accrued and unpaid interest on the Debentures will be denominated in United States dollars.

      THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM AGGREGATE PRINCIPAL AMOUNT OF DEBENTURES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5, "CERTAIN CONDITIONS OF THE OFFER".

      All Debentureholders who have properly deposited and not withdrawn their Debentures pursuant to the Offer will receive the Purchase Price, plus accrued and unpaid interest (subject to any applicable withholding tax) up to and as at the date immediately prior to the date on which Descartes takes up and pays for Debentures under the Offer, payable in cash, for all Debentures purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to proration described herein. If, prior to the Expiration Date (as defined in Section 1, "Principal Amount of Debentures; Proration"), more than the aggregate principal amount of U.S.$51,428,571 of Debentures is properly deposited pursuant to the Offer and not withdrawn, Descartes will accept for purchase at the Purchase Price, on a pro rata basis (calculated to the nearest whole U.S.$1,000 principal amount of Debentures, so as to avoid the creation of fractional Debentures), the aggregate principal amount of U.S.$51,428,571 of Debentures from Debentureholders. Descartes will return all Debentures not purchased under the Offer, including Debentures not purchased because of proration. Depositing Debentureholders will not be obligated to pay brokerage fees or commissions on the purchase of Debentures by Descartes pursuant to the Offer.

      Neither Descartes nor its Board of Directors makes any recommendation to any Debentureholder as to whether to deposit or refrain from depositing Debentures. Each Debentureholder must make his or her own decision whether to deposit Debentures and, if so, what principal amount of Debentures to deposit.

      DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 14, "INCOME TAX CONSIDERATIONS".

      As of July 30, 2002, there were outstanding Debentures in the aggregate principal amount of U.S.$72,000,000. The Debentures in the aggregate principal amount of U.S.$51,428,571 that Descartes is offering to purchase represent 71.4% of the Debentures outstanding at July 30, 2002. On July 29, 2002, the closing price per U.S.$100 principal amount of Debentures as reported on the Toronto Stock Exchange was U.S.$69.50 Debentureholders are urged to obtain current market quotations for the Debentures. See Section 12, "Price Range of Debentures and Common Shares; Purchases and Distributions".

1.    PRINCIPAL AMOUNT OF DEBENTURES; PRORATION

      Upon the terms and subject to the conditions of the Offer, Descartes will accept for payment and purchase Debentures in the aggregate principal amount of U.S.$51,428,571 or such lesser aggregate principal amount of Debentures as are properly deposited at or prior to the Expiration Date (and not withdrawn in accordance with Section 3, "Withdrawal Rights"), pursuant to the Offer. The term "Expiration Date" means 5:00 p.m., Toronto time, on September 6, 2002, unless Descartes, in its sole discretion, shall have extended the period during which Debentures may be deposited under the Offer, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Descartes, shall expire. For a description of Descartes' right to extend the period of time during which Debentures may be deposited under the Offer, and to delay, terminate or amend the Offer, see Section 6, "Extension and Variation of the Offer". If more than the aggregate principal amount of U.S.$51,428,571 of Debentures is deposited pursuant to the Offer and not withdrawn, the Debentures to be taken up and paid for will be subject to proration.

      As promptly as practicable following the Expiration Date, if the conditions set forth in Section 5, "Certain Conditions of the Offer", have been satisfied or waived, Descartes will, in its sole discretion, determine the aggregate principal amount of Debentures deposited pursuant to the Offer and not withdrawn. As promptly as practicable thereafter, Descartes will publicly announce the aggregate principal amount of Debentures deposited pursuant to the Offer and not withdrawn, and upon the terms and subject to the conditions of the Offer (including the proration provisions described herein), all Debentureholders who have properly deposited and not withdrawn Debentures pursuant to the Offer will receive the Purchase Price, plus accrued and unpaid interest (subject to any applicable withholding tax) up to and as at the date immediately prior to the date on which Descartes takes up and pays for Debentures under the Offer, payable in cash, for each U.S.$1,000 principal amount of Debentures purchased. Descartes will take up and pay for such Debentures not later than 10 days after the Expiration Date. Descartes will pay for such Debentures as soon as possible, and in any event not more than three business days after taking up the Debentures. All Debentures not purchased pursuant to the Offer, including Debentures not purchased because of proration, will be returned to the depositing Debentureholders at Descartes' expense as promptly as practicable following the Expiration Date.

      If the aggregate principal amount of Debentures properly deposited and not withdrawn by the Expiration Date pursuant to the Offer is less than or equal to U.S.$51,428,571, Descartes will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price, plus accrued and unpaid interest (subject to any applicable withholding tax) up to and as at the date immediately prior to the date on which Descartes takes up and pays for Debentures under the Offer, all Debentures deposited and not withdrawn.

      If the aggregate principal amount of Debentures properly deposited and not withdrawn by the Expiration Date pursuant to the Offer is greater than U.S.$51,428,571, Descartes will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price, plus accrued and unpaid interest (subject to any applicable withholding tax) up to and as at the date immediately prior to the date on which Descartes takes up and pays for Debentures under the Offer, Debentures so deposited having an aggregate principal amount of U.S.$51,428,571 on a pro rata basis (calculated to the nearest whole U.S.$1,000 principal amount of Debentures, so as to avoid the creation of fractional Debentures). Descartes' determination as to proration shall be final and binding on all parties.

2.    PROCEDURE FOR DEPOSITING DEBENTURES

      Proper Deposit of Debentures. To deposit Debentures pursuant to the Offer,
(i) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by CIBC Mellon Trust Company, as depositary (the "Depositary") at its address set forth on the back cover of this Offer, by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. The Debentures are currently registered in the name of and held by or on behalf of, The Canadian Depository for Securities Limited ("CDS") as custodian for its participants. Beneficial interests in the Debentures, constituting ownership of the Debentures, are represented through book-entry accounts of institutions acting on behalf of beneficial owners as direct and indirect participants of CDS, rather than by definitive certificates. PARTICIPANTS OF CDS SHOULD CONTACT SUCH DEPOSITARY WITH RESPECT TO THE DEPOSIT OF DEBENTURES UNDER THE OFFER. CDS WILL BE ISSUING INSTRUCTIONS TO ITS PARTICIPANTS AS TO THE METHOD OF DEPOSITING SUCH DEBENTURES UNDER THE TERMS OF THE OFFER. DEBENTUREHOLDERS WHO WISH TO DEPOSIT DEBENTURES UNDER THE OFFER SHOULD CONTACT THE INVESTMENT DEALER, STOCK BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE THROUGH WHICH THE DEBENTURES ARE HELD IN ORDER TO TAKE THE NECESSARY STEPS TO BE ABLE TO DEPOSIT SUCH DEBENTURES UNDER THE OFFER.

      Partial Tenders. A Debentureholder desiring to deposit only a portion of the aggregate principal amount of a Debenture may do so, subject to the restriction set out below, by depositing a Debenture in the manner described above and indicating in the accompanying Letter of Transmittal the portion of the principal amount thereof that the Debentureholder wishes to deposit to the Offer. Descartes shall, as soon as practicable following the completion of the Offer, issue a new Debenture to such Debentureholder to evidence the remaining principal amount of the deposited Debenture retained by the Debentureholder. In order to comply with the terms of the trust indenture creating the Debentures dated as of June 30, 2000 between Descartes and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), a Debentureholder who wishes to accept the Offer in respect of a portion, but not all, of the aggregate principal amount of a Debenture may do so, provided that the principal amount of Debentures which is deposited to the Offer is in a denomination of U.S.$1,000 or an integral multiple thereof.

      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Debentures exactly as the name of the registered holder appears on the certificate deposited therewith, and payment is to be made directly to such registered holder, or (ii) Debentures are deposited for the account of a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), whose members normally include members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States (each such entity, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Debentures is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or certificates representing Debentures not purchased or deposited are to be issued to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

      Method of Delivery. THE METHOD OF DELIVERY OF DEBENTURES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE DEPOSITING DEBENTUREHOLDER. FOR THE DEBENTUREHOLDER'S PROTECTION, DESCARTES RECOMMENDS THAT MATERIAL BE DELIVERED BY HAND TO THE DEPOSITARY AND A RECEIPT OBTAINED; OTHERWISE THE USE OF REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED AND IT IS SUGGESTED THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE DEPOSITARY ON OR PRIOR TO SUCH DATE. DELIVERY WILL ONLY BE MADE UPON ACTUAL RECEIPT OF SUCH DEBENTURES BY THE DEPOSITARY.

     Guaranteed Delivery. If a Debentureholder wishes to deposit Debentures pursuant to the Offer and cannot deliver certificates for such Debentures or time will not permit all required documents to reach the Depositary by the Expiration Date, such Debentures may nevertheless be deposited if all of the following conditions are met:

      (a)   such deposit is made by or through an Eligible Institution;

      (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Descartes is received by the Toronto office of the Depositary specified below by the Expiration Date; and

      (c) the certificates for all deposited Debentures in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Debentures, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Toronto office of the Depositary specified below before 5:00 p.m. Toronto time, on the third Trading Day after the Expiration Date. A "Trading Day" means any day on which trading occurs on the Toronto Stock Exchange.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Toronto office of the Depositary specified below and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

      Notwithstanding any other provision hereof, payment for Debentures deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Debentures, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Debentures, with signatures guaranteed if so required and any other documents required by the Letter of Transmittal. If a Debenture certificate has been lost or destroyed, please follow the procedure described in the Letter of Transmittal for obtaining replacement certificates.

      Determination of Validity. All questions as to the principal amount of Debentures to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Debentures will be determined by Descartes, in its sole discretion, which determination shall be final and binding on all parties. Descartes reserves the absolute right to reject any or all deposits of Debentures determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Descartes' counsel, be unlawful. Descartes also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Debentures. No deposit of Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Descartes, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Descartes' interpretation of the terms and conditions of the Offer and the Notice of Guaranteed Delivery will be final and binding.

      Formation of Agreement. The proper deposit of Debentures pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Debentureholder and Descartes, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

3.    WITHDRAWAL RIGHTS

      Except as otherwise provided in this Section, deposits of Debentures pursuant to the Offer will be irrevocable. Unless otherwise required or permitted by applicable law, any Debentures deposited pursuant to the Offer may be withdrawn:

      (a) at any time up to and including 5:00 p.m. (Toronto time) on September 6, 2002; or

      (b) at any time where the Debentures have not been taken up by Descartes prior to the receipt by the Depositary of an effective notice of withdrawal in respect of such Debentures; or

      (c) if the Debentures have not been paid for by Descartes within three business days after having been taken up; or

      (d) at any time before the expiration of 10 days from the date upon which is mailed, delivered, or otherwise properly communicated either:

            (i) a notice of change relating to a change which has occurred in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Debentureholder to accept or reject the Offer (other than a change that is not within the control of Descartes or of an affiliate of Descartes), in the event that such change occurs before the end of the period during which Debentures may be deposited under the Offer or after the end of such period but before the expiry of all rights of withdrawal in respect of the Offer; or

            (ii) a notice of extension or variation extending the period of time during which Debentures may be deposited under the Offer concerning a variation in the terms of the Offer (other than a variation consisting solely of (A) an increase in the consideration offered for the Debentures if the period during which Debentures may be deposited under the Offer is not extended for more than 10 days or (B) a waiver of a condition of the Offer where the consideration offered for the Debentures consists solely of cash), but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited Debentures have not been taken up by Descartes at the date of the notice.

      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Debentures before such Debentures are taken up by Descartes. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Debentures that are to be withdrawn and must specify the name of the person who deposited the Debentures to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Debentures, and the principal amount of Debentures to be withdrawn. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Debentureholder must submit the serial numbers shown on the particular certificates evidencing the Debentures to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as described in the instructions and rules set out in the Letter of Transmittal, except in the case of Debentures deposited by an Eligible Institution. A WITHDRAWAL OF DEBENTURES DEPOSITED PURSUANT TO THE OFFER CAN ONLY BE ACCOMPLISHED IN ACCORDANCE WITH THE FOREGOING PROCEDURE. THE WITHDRAWAL SHALL TAKE EFFECT ONLY UPON ACTUAL RECEIPT BY THE DEPOSITARY OF THE PROPERLY COMPLETED AND EXECUTED WRITTEN NOTICE.

      PARTICIPANTS OF CDS SHOULD CONTACT SUCH DEPOSITARY WITH RESPECT TO THE WITHDRAWAL OF DEBENTURES UNDER THE OFFER. DEBENTUREHOLDERS WHO WISH TO WITHDRAW DEBENTURES UNDER THE OFFER SHOULD IMMEDIATELY CONTACT THE INVESTMENT DEALER,

STOCK BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE THROUGH WHICH DEBENTURES ARE HELD IN ORDER TO TAKE THE NECESSARY STEPS TO BE ABLE TO WITHDRAW SUCH DEBENTURES UNDER THE OFFER.

      ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF NOTICES OF WITHDRAWAL WILL BE DETERMINED BY DESCARTES, IN ITS SOLE DISCRETION, WHICH DETERMINATION SHALL BE FINAL AND BINDING. NONE OF DESCARTES, THE DEPOSITARY OR ANY OTHER PERSON SHALL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL AND NONE OF THEM SHALL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

      Any Debentures properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Debentures may be redeposited prior to the Expiration Date by again following any of the procedures described in Section 2, "Procedure for Depositing Debentures".

      If Descartes is delayed in its purchase of Debentures or is unable to purchase Debentures pursuant to the Offer for any reason, then, without prejudice to Descartes' rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of Descartes all deposited Debentures, and such Debentures may not be withdrawn except to the extent depositing Debentureholders are entitled to withdrawal rights as described in this Section 3, "Withdrawal Rights" or pursuant to applicable law.

4.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR DEBENTURES

      Upon the terms and subject to the conditions of the Offer (including proration), Descartes will determine the aggregate principal amount of Debentures deposited and not withdrawn pursuant to the Offer. Descartes will take up and pay for such Debentures not later than 10 days after the Expiration Date. Descartes will pay for such Debentures validly deposited pursuant to the Offer as soon as possible and in any event not more than three business days after taking up the Debentures.

      For purposes of the Offer, Descartes will be deemed to have accepted for payment, subject to proration, Debentures deposited and not withdrawn pursuant to the Offer if, as and when Descartes gives oral (to be confirmed in writing) or written notice to the Depositary of its acceptance of such Debentures for payment pursuant to the Offer.

      PAYMENT

      Payment for Debentures accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Debentures, plus accrued and unpaid interest (subject to any applicable withholding tax) up to and as at the date immediately prior to the date on which Descartes takes up and pays for Debentures under the Offer, with the Depositary, which will act as agent for the depositing Debentureholders for the purpose of receiving payment from Descartes and transmitting such payment to the depositing Debentureholders. Under no circumstances will interest be paid by Descartes or the Depositary to persons depositing Debentures by reason of any delay in paying for any Debentures.

      In the event of proration of Debentures deposited pursuant to the Offer, Descartes will determine the proration factor and pay for those deposited Debentures accepted for payment as soon as practicable after the Expiration Date. However, Descartes does not expect to be able to announce the final results of any such proration until approximately three business days after the Expiration Date.

      Certificates for all Debentures not purchased, including Debentures not purchased due to proration, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Debentureholder.

      The Purchase Price for Debentures deposited and purchased, plus accrued and unpaid interest (subject to any applicable withholding tax) up to and as at the date immediately prior to the date on which Descartes takes up and pays for Debentures under the Offer, will be paid by cheque issued to the order of, and certificate(s) representing Debentures not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the box captioned "Special Payment Instructions" in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded to the address of the person as shown on the register for the Debentures.

      The Depositary will forward cheques and certificates representing all Debentures not purchased by first-class mail to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such cheque for pick-up) by properly completing the box captioned "Special Delivery Instructions" in such Letter of Transmittal. See Section 7, "Payment in the Event of Mail Service Interruption" in the event of real or possible mail service interruption.

      Persons depositing Debentures will not be obligated to pay brokerage fees or commissions.

5.    CERTAIN CONDITIONS OF THE OFFER

      Notwithstanding any other provision of the Offer, Descartes shall not be required to accept for purchase, purchase or pay for any Debentures deposited and may terminate or cancel the Offer or, subject to applicable law, may postpone the payment for Debentures deposited if, at any time on or after August 1, 2002 and at or before the payment for any such Debentures, any of the following events shall have occurred (or shall have been determined by Descartes to have occurred) which, in Descartes' sole judgement in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

      (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment for some or all of the Debentures by Descartes or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgement of Descartes, has or may have a material adverse effect on the Debentures or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of Descartes or its subsidiaries taken as a whole or has or may materially impair the contemplated benefits of the Offer to Descartes;

      (b) there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgement or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or Descartes or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction, that, in the sole judgement of Descartes might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to Descartes of the Offer;

      (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange, automated quotations system operated by a national securities association or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgement of Descartes, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease in the market price of the Debentures since the close of business on July 31, 2002, (vi) a material change in U.S. currency exchange rates or a general suspension of or material limitation on the markets therefor, (vii) any change in the general political, market economic or financial conditions that has or may have a material adverse effect on Descartes' business, operations or prospects or the trading in, or value of, the Debentures, or (viii) any decline in any of the S&P/TSX Composite Index, the S&P/TSX Canadian Information Technology Index, the S&P/TSX Canadian Midcap Index, the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10%, measured from the close of business on July 31, 2002;

      (d) any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of Descartes or its subsidiaries that, in the sole judgement of Descartes, have or may have material adverse significance with respect to Descartes or its subsidiaries taken as a whole;

      (e) any take-over bid or tender or exchange offer with respect to some or all of the securities of Descartes, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving Descartes or any of its affiliates, other than the Offer, shall have been proposed, announced or made by any individual or entity; and

      (f) any change shall have occurred or been proposed to the Income Tax Act (Canada) or to the published administrative policies of the Canada Customs and Revenue Agency that, in the opinion of Descartes, is detrimental to Descartes or a Debentureholder.

      Any waiver of a condition or the withdrawal of the Offer shall be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary. Descartes, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the Toronto Stock Exchange and applicable Canadian securities regulatory authorities. If the Offer is withdrawn, Descartes shall not be obligated to take up, accept for purchase or pay for any Debentures deposited under the Offer, and the Depositary will return all certificates for deposited Debentures and related Letters of Transmittal and any other related documents to the parties by whom they were deposited.

      The foregoing conditions are for the sole benefit of Descartes and may be asserted by Descartes in its sole discretion regardless of the circumstances (including any action or inaction by Descartes) giving rise to any such conditions, or may be waived by Descartes, in its sole discretion, in whole or in part at any time. The failure by Descartes at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Descartes concerning the events described in this Section shall be final and binding on all parties.

6.    EXTENSION AND VARIATION OF THE OFFER

      Descartes expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5, "Certain Conditions of the Offer" shall have occurred, at any time or from time to time, to extend the period of time during which Debentures may be deposited under the Offer or to vary the terms and conditions of the Offer by giving written or oral notice (to be confirmed in writing) of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under Section 21, "Notice", to all Debentureholders. Promptly after giving notice of an extension or variation to the Depositary, Descartes will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the Toronto Stock Exchange and the Canadian and U.S. securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

      Where the Offer is extended or the terms of the Offer are varied, the period during which Debentures may be deposited pursuant to the Offer shall not expire before 10 days after the notice of extension or variation has been given to Debentureholders respectively unless otherwise permitted by applicable law.

      If, in the unlikely event prior to the Expiration Date Descartes in its sole discretion increases the consideration offered to Debentureholders by a variation in the terms of the Offer, such increase shall be applicable to all Debentureholders whose Debentures are taken up pursuant to the Offer.

      The Offer may not be extended by Descartes if all the terms and conditions of the Offer, except those waived by Descartes, have been complied with, unless Descartes first takes up and pays for all Debentures properly deposited under the Offer and not withdrawn. Notwithstanding the foregoing, if Descartes waives any terms or conditions of the Offer and extends the Offer in circumstances where rights of withdrawal are conferred by virtue of the mailing of a notice of change, extension or variation, the Offer shall be extended without Descartes first taking up the Debentures which are subject to such rights of withdrawal.

      If before the Expiration Date, or after the Expiration Date but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect a decision of a Debentureholder to accept or reject the Offer (other than a change that is not within the control of

Descartes or of an affiliate of Descartes), Descartes will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 21, "Notice", to all Debentureholders that have not been taken up under the Offer at the date of the occurrence of the change. Promptly after giving notice of a change in information to the Depositary, Descartes will make a public announcement of the change in information and provide or cause to be provided notice of such change to the Toronto Stock Exchange and the Canadian and U.S. securities regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

      During any such extension or in the event of any such variation or change in information, all Debentures previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Descartes in accordance with the terms of the Offer, subject to Section 3, "Withdrawal Rights" of the Offer. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by Descartes of its rights under Section 5, "Certain Conditions of the Offer" of this Offer.

      Without limiting the manner in which Descartes may choose to make any public announcement referred to above, except as provided by applicable law, Descartes shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through BCE Emergis Inc.

7.    PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION

      Notwithstanding the provisions of the Offer, cheques in payment for Debentures purchased under the Offer and certificates for any Debentures to be returned will not be mailed if Descartes determines that delivery by mail may be delayed. Persons entitled to cheques or certificates which are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Debentures were delivered until Descartes has determined that delivery by mail will no longer be delayed. Descartes will provide notice as provided under Section 21, "Notice", of any determination not to mail under this Section as soon as reasonably practicable after such determination is made. The deposit of cheques with the Depositary in these circumstances will constitute delivery to the persons entitled to them.

8.    LIENS

      The depositing Debentureholder will be bound by a representation and warranty that such Debentureholder has full power and authority to deposit, sell, assign and transfer the deposited Debentures and that if the deposited Debentures are accepted for payment by Descartes, Descartes will acquire good title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

9.    CERTAIN INFORMATION CONCERNING DESCARTES

      The Descartes Systems Group Inc. was amalgamated under the Business Corporations Act (Ontario) on January 26, 1999. Its principal executive office is located at 120 Randall Drive, Waterloo, Ontario N2V 1C6. The Company's telephone number is (519) 746-8110.

      Descartes develops, markets, operates, implements and supports software and network-based solutions for logistics. The Company's solutions, which are Internet-enabled and function with a variety of computer and network hardware and operating systems, enable end-to-end shipment management, supply chain visibility, logistics messaging, delivery optimization and carrier contract management. In addition, the Company provides a variety of related services, including support and maintenance services, consulting, implementation and training. The Company's solutions are licensed to companies in over 60 countries. The Company markets and sells its products through a direct world-wide sales force, as well as through distributors and alliances in Europe, the Americas and Asia.

      The authorized share capital of Descartes consists of an unlimited number of common shares (the "Common Shares"). As of July 30, 2002, there were 52,241,265 Common Shares issued and outstanding.

      As of July 30, 2002, an aggregate principal amount of U.S.$72,000,000 of the Debentures was outstanding. In the period December 21, 2001 to March 13, 2002, Descartes purchased for cancellation through the facilities of the Toronto Stock Exchange an aggregate principal amount of U.S.$3,000,000 of the Debentures pursuant to a normal course issuer bid announced by Descartes on December 19, 2001. See Section 12, "Price Range of Debentures and Common Shares; Purchases and Distributions - Previous Purchases and Sales of Securities by Descartes".

      The following documents of the Company filed with the U.S. Securities and Exchange Commission (the "Commission") are specifically incorporated by reference into, and form an integral part of, this Circular:

      (a) the Company's Annual Information Form and Annual Report for the fiscal year ended January 31, 2002, as filed with the Commission on Form 40-F, which contains audited consolidated financial statements of the Company for the fiscal years ended January 31, 2002 and 2001 prepared in accordance with U.S. generally accepted accounting principles; and

      (b) the unaudited consolidated financial statements of the Company for the three months ended April 30, 2002 prepared in accordance with U.S. generally accepted accounting principles, as filed with the Commission on Form 6-K.

      Descartes also hereby incorporates by reference any filings it makes with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Offer and before the Expiration Date or the termination of the Offer. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

      The Company will provide to each Debentureholder or other person to whom the Offer to Purchase is delivered, without charge, upon the written or oral request of such person, a copy of all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents), as well as the most recent interim financial statements of Descartes. Requests for such documents should be directed to the Company's Chief Financial Officer, 120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6, (519) 746-8110.

      A copy of all of the foregoing documents may also be obtained by contacting the Commission in the manner described under Section 23, "Additional Information".

10.   PURPOSE AND EFFECTS OF THE OFFER

      Descartes believes that the purchase of Debentures under the Offer represents an effective use of Descartes' financial resources and is in the best interests of its shareholders. The Offer is not expected to preclude Descartes from pursuing its foreseeable business opportunities. Any Debentures purchased pursuant to the Offer will be transferred directly to Descartes by the Depositary and cancelled.

      The Board of Directors of the Company discussed with management of the Company at various times in 2001 the appropriateness of making an offer to purchase Debentures. On December 19, 2001, Descartes announced that it would purchase for cancellation through the facilities of the Toronto Stock Exchange up to an aggregate of U.S.$7.5 million principal amount of its outstanding Debentures pursuant to a normal course issuer bid. See Section 12, "Price Range of Debentures and Common Shares; Purchases and Distributions - Previous Purchases and Sales of Securities by Descartes".

      At its meeting held on May 22, 2002, the Board of Directors considered a preliminary report respecting the possible purchase of its Debentures prepared by Griffiths McBurney & Partners at the request of management of the Company. At this meeting, the Board of Directors determined that management of the Company should pursue further advice respecting the appropriateness of an issuer bid by Descartes to acquire certain of its Debentures for further consideration by the Board of Directors.

      At its meeting on June 19, 2002, the Board of Directors considered a report from management of the Company as well as a presentation respecting the purchase of Debentures prepared by Griffiths McBurney & Partners. The Board of Directors determined to approve the engagement of a financial adviser and authorized management to develop a recommendation respecting the terms on which the Company would undertake an issuer bid to purchase certain of its Debentures.

      On July 30, 2002 the Board of Directors met to discuss all aspects of the Offer considered relevant, including submissions of and discussions with management of Descartes; the advice of Descartes' financial and legal advisors respecting the Offer, including the opinion of Griffiths McBurney & Partners, a copy of which opinion, updated to July 30, 2002, is attached hereto as Schedule "A"; Descartes' financial resources and requirements; the terms of the Debentures; the market for the Debentures and the trading prices and volume in the twelve months preceding the date of the Offer; the alternative uses of funds to purchasing Debentures under the Offer; and the Company's access to additional capital in the context of the Company's circumstances, the sector in which the Company operates and the market as a whole. The Board of Directors then approved the pricing of the Offer; the documentation prepared in connection with the Offer; the announcement and commencement of the Offer and the maximum principal amount of Debentures to be subject to the Offer.

      The Offer was announced on August 1, 2002. The Offer provides Debentureholders who are considering the sale of all or a portion of their Debentures the opportunity to deposit their Debentures for sale at the Purchase Price and, if any such Debentures are purchased pursuant to the Offer, to sell such Debentures for cash without the usual transaction costs associated with market sales.

      Subject to certain exceptions, Canadian provincial securities legislation prohibits Descartes and its affiliates from acquiring any Debentures, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or termination of the Offer. Descartes may in the future purchase additional Debentures on the open market, in private transactions, through issuer bids or otherwise, subject to applicable law and the terms of the Debentures. Any such purchases may be on the same terms or on terms which are more or less favourable to Debentureholders than the terms of the Offer. Any possible future purchases by Descartes will depend on many factors, including the market price of the Debentures, Descartes' business and financial position, the results of the Offer and general economic and market conditions.

      Descartes currently has no intention to cause the Debentures to be delisted from the Toronto Stock Exchange where they are currently listed, or to acquire by compulsory means Debentures from Debentureholders who do not accept the Offer. Following completion of the Offer, an aggregate principal amount of U.S.$20,571,429 of Debentures will remain outstanding, assuming that U.S.$51,428,571 aggregate principal amount of Debentures are acquired by Descartes under the Offer. To the extent that Debentures are acquired by Descartes pursuant to the Offer, there may be a reduction in the liquidity of the market for the Debentures, which reduction in liquidity could be significant. Subject to Descartes meeting the continued listing requirements of the Toronto Stock Exchange and to any possible future purchases of the Debentures by Descartes, the Debentures will continue to be listed on the Toronto Stock Exchange provided that a minimum aggregate principal amount of U.S.$2,000,000 of Debentures remains outstanding.

         Except as disclosed in this Offer, Descartes has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of Descartes or the disposition of securities of Descartes; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Descartes or any or all of its subsidiaries; (c) other than as may have been previously announced, a purchase, sale or transfer of a material amount of assets of Descartes or any of its subsidiaries; (d) any change in the present Board of Directors or management of Descartes; (e) any material change in the present dividend policy, indebtedness or capitalization of Descartes; (f) any other material change in Descartes' corporate structure or business; (g) any change in Descartes' constating document or by-laws or any actions which may impede the acquisition of control of Descartes by any person; (h) a class of equity security of Descartes being delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (i) a class of equity security of Descartes becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) the suspension of Descartes' obligation to file reports pursuant to Section 15(d) of the Exchange Act.

      NEITHER DESCARTES, ITS BOARD OF DIRECTORS NOR ANY REPRESENTATIVE THEREOF MAKES ANY RECOMMENDATION TO ANY DEBENTUREHOLDER AS TO WHETHER TO DEPOSIT OR REFRAIN FROM DEPOSITING ANY OR ALL OF SUCH DEBENTUREHOLDER'S DEBENTURES. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. DEBENTUREHOLDERS ARE

URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS BASED ON THEIR OWN PARTICULAR CIRCUMSTANCES WHETHER TO DEPOSIT DEBENTURES AND, IF SO, THE AGGREGATE PRINCIPAL AMOUNT OF DEBENTURES TO DEPOSIT.

      DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 14 OF THIS CIRCULAR, "INCOME TAX
CONSIDERATIONS".

11.   VALUATION EXEMPTION

      Descartes has obtained relief from the applicable Canadian securities regulatory authorities exempting Descartes from the requirement to obtain and disclose in this Circular an independent opinion as to a value or range of values for the Debentures. A valuation would not be required if the Debentures were not convertible into Common Shares. Descartes' exemption application was based upon submission that: (i) the convertibility feature of the Debentures is of no material value; (ii) the Debentures trade on the Toronto Stock Exchange as non-convertible, subordinated, unsecured debt based upon the underlying creditworthiness of Descartes as well as on the implied interest yield of the Debentures that investors can readily compare to other available income-producing securities; (iii) the Debentureholders know or are in a position to know and understand the terms attaching to the Debentures and the basis upon which the Debentures trade, including the prices and volumes at which the Debentures trade, which knowledge, together with the disclosure in this Offer to Purchase, will be sufficient for the Debentureholders to decide whether or not to tender to the Offer; (iv) the costs of preparing a formal valuation of the Debentures would exceed any incremental benefit to be derived from it; and
(v) the Offer would provide immediate liquidity to Debentureholders, which would not otherwise necessarily be available through the Toronto Stock Exchange during the period in which the Offer would be outstanding. Accordingly, it was submitted that the possible benefit to Debentureholders of being provided with a formal valuation does not justify the expense to Descartes in obtaining one.

      In support of its application dated July 5, 2002, among other things, Descartes represented to the applicable Canadian provincial securities regulators that: (i) on July 3, 2002, the closing price of the Common Shares on the Toronto Stock Exchange was Cdn.$4.73 which was approximately 8.8% of the conversion price of the Debentures at such time, based on the foreign exchange rates then in effect, and over the 12 complete months preceding the filing of the application, the Common Shares traded on the Toronto Stock Exchange in a range between Cdn.$4.10 and Cdn.$27.40 per Common Share; (ii) in the opinion dated July 15, 2002 of Descartes' financial adviser, Griffiths McBurney & Partners, a registered investment dealer, a copy of which opinion, updated to July 30, 2002, is attached hereto as Schedule "A", the convertibility feature of the Debentures is of no material value and the Debentures trade on the Toronto Stock Exchange as if they were non-convertible, unsecured, subordinated debt based on the underlying credit worthiness of the Company; (iii) over the 12 complete months preceding the filing of the application, the Debentures traded on the Toronto Stock Exchange on 111 out of 250 trading days, with an average daily trading value of U.S.$68,396 principal amount of Debentures on the days traded and the price range over that period was U.S.$580 to U.S.$800 per U.S.$1,000 principal amount of Debentures.

12.   PRICE RANGE OF DEBENTURES AND COMMON SHARES; PURCHASES AND DISTRIBUTIONS

      Trading of Debentures. The Debentures are listed on the Toronto Stock Exchange. The following table sets forth, for the periods indicated, the high and low prices per U.S.$100 principal amount of Debentures and volumes of Debentures in units of U.S.$100 principal amount traded on such exchange as compiled by the Toronto Stock Exchange:

                                                        TSX
Month Ending                       High (U.S.$)     Low (U.S.$)       Volume
------------                       ------------     -----------       ------
2002
July (to July 29)...............       72.00           68.00           2,120
June ...........................       70.75           68.50          13,490
May ............................       71.00           68.00          12,920
April ..........................       71.50           69.00           8,820
March ..........................       73.00           70.00           2,890
February .......................       75.00           70.00           3,110
January ........................       76.00           74.00           2,390

                                                        TSX
Month Ending                       High (U.S.$)     Low (U.S.$)       Volume
------------                       ------------     -----------       ------
2001
December .......................       75.00           68.00           5,130
November .......................       70.00           65.50           2,850
October ........................       67.00           58.00           9,080
September.......................       67.00           62.00           3,470
August .........................       69.00           65.00          10,950
July ...........................       80.00           79.00             820

Quarter Ending
--------------
2001
September.......................       80.00           62.00          15,240
June ...........................       92.01           75.00           5,650
March ..........................      105.00           77.00            3350
2000
December........................      148.00           93.00          11,520
September ......................      165.00          105.00          32,090

--------------------------------------------------------------------------------

      On July 29, 2002, the closing price per U.S.$100 principal amount of Debentures on the Toronto Stock Exchange was U.S.$69.50.

      DEBENTUREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE DEBENTURES.

      Trading of Common Shares. The Common Shares are listed and posted for trading on the Toronto Stock Exchange and the Nasdaq National Market under the symbols "DSG" and "DSGX", respectively. The following table sets forth, for the periods indicated, the high and low closing prices per share and the volumes traded on the Toronto Stock Exchange and the Nasdaq National Market, as compiled by the Toronto Stock Exchange and a published financial source, respectively.

                                                                                          Nasdaq
                                                TSX                                         Low
Month Ending                High (Cdn$)   Low (Cdn$)       Volume       High (U.S.$)      (U.S.$)         Volume
------------                -----------   ----------       ------       ------------       -----          ------
2002
July (to July 29).....           5.55         4.32       3,089,600           3.60            2.80         408,900
June .................           6.06         4.10       3,029,806           3.96            2.68         704,400
May ..................           5.58         4.48       9,679,842           3.59            2.87         916,400
April ................           7.54         5.09       5,205,708           4.69            3.32         988,500
March ................           8.30         6.63       5,729,057           5.27            4.18         629,800
February .............          10.20         7.30       5,383,744           6.41            4.52         873,700
January ..............          14.24         9.75       5,799,787           8.91            6.13       1,596,800
2001
December .............          13.72         9.69       6,119,784           8.75            6.15       1,855,900
November .............          11.25         7.30       7,798,641           7.05            4.57       1,999,800
October ..............           9.46         6.00       8,302,476           6.00            3.81       1,399,200
September ............           9.40         6.11       8,873,726           6.01            3.90       2,988,600
August ...............          21.10         8.80      20,265,152          13.84            5.67       8,245,900
July .................          27.40        19.80       5,065,169          18.57           12.88       2,630,600

                                                                                          Nasdaq
                                                TSX                                         Low
Month Ending                High (Cdn$)   Low (Cdn$)       Volume       High (U.S.$)      (U.S.$)         Volume
------------                -----------   ----------       ------       ------------       -----          ------
2001
September ............          27.40         6.11        34,204,047         18.56           3.91      13,865,100
June .................          37.27        15.80        32,717,385         24.16          10.06      15,837,800
March ................          44.35        18.00        30,498,082         29.44          11.63      18,544,100
2000
December .............          75.95        31.05        27,854,967         50.94          20.31      18,551,900
September ............          80.55        41.65        30,308,838         54.25          28.00      19,530,500
June .................          77.50        31.50        33,231,238         30.88          28.50           44,000

      Distribution of Debentures. The aggregate principal amount of U.S.$75,000,000 of Debentures was distributed in Canada pursuant to a short form prospectus dated June 26, 2000 and in the U.S. pursuant to an exemption from registration under the U.S. Securities Act of 1933, as amended, in each case at a price of U.S.$1,000 per U.S.$1,000 principal amount of Debentures for aggregate net proceeds to Descartes of U.S.$71,812,500 after deduction of underwriting fees and before deduction of other offering expenses.

      Previous Purchases and Sales of Securities by Descartes. On December 19, 2001, Descartes announced acceptance by the Toronto Stock Exchange of Descartes' intention to repurchase through the facilities of the Toronto Stock Exchange under a normal course issuer bid (the "Normal Course Issuer Bid"), from time to time over the twelve months thereafter, up to an aggregate of U.S.$7.5 million principal amount of its outstanding Debentures, being 10% of the aggregate principal amount of Debentures outstanding on such date.

      Descartes has purchased for cancellation an aggregate principal amount of U.S.$3,000,000 of Debentures pursuant to the Normal Course Issuer Bid by way of a purchase on December 21, 2001 of U.S.$1,500,000 principal amount of Debentures for a price of U.S.$732.50 per U.S.$1,000 principal amount and a purchase on March 13, 2002 of U.S.$1,500,000 principal amount of Debentures for a price of U.S.$712.56 per U.S.$1,000 principal amount. No sales and no other purchases of any securities of Descartes, including Debentures, have been made by Descartes during the twelve months preceding the Offer, excluding Common Shares issued pursuant to the exercise of options granted pursuant to Descartes' employee stock option plan.

      Dividend Policy. Descartes has not paid any cash dividends on its Common Shares to date. The Company currently intends to retain earnings to finance the operations of the business, and therefore, the Company does not anticipate paying cash dividends in the foreseeable future. The Company's dividend policy will be reviewed from time to time in the context of the Company's earnings, financial condition and other relevant factors.

13. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OFFER

      Ownership of Securities of Descartes. The following table indicates, as of July 31, 2002, to the knowledge of management of Descartes after reasonable inquiry, the number of Common Shares beneficially owned or over which control or direction is exercised by each director and senior officer of Descartes and their representatives and associates and by each person that holds more than 10% of the outstanding Common Shares.

                                                                                                     Percentage of
                                                                                     Number of        Outstanding
                                                                                  ---------------  ------------------
Name                                  Position with Descartes                      Common Shares     Common Shares
----                                  -----------------------                      -------------     -------------
Peter Schwartz (1)..................  Chairman and Co-Chief Executive Officer           782,940          1.50%

John Albright (2)...................  Director                                           63,044           .12%

James Balsillie (3).................  Director                                           65,868           .13%

Chris Hewat (4).....................  Director                                           10,913           .02%

Stephen Watt (5)....................  Director                                            6,585           .01%

Willem Galle (6)....................  Vice-Chairman                                     383,334           .73%

Manuel Pietra (7)...................  Co-Chief Executive Officer and President           33,332           .06%

Colley Clarke (8)...................  Executive Vice-President, Finance & Chief         177,013           .34%
                                      Financial Officer

Paul Laufert (9)....................  Executive Vice-President, Corporate                90,832           .17%
                                      Development and Corporate Secretary

Art Mesher (10).....................  Executive Vice-President, Corporate               497,520           .95%
                                      Strategy and Business Development

Mel Steinke (11)....................  President, Customer and Network Operations         63,678           .12%

All directors and senior officers
as a group (11 persons).............                                                  2,174,809          4.16%

Laketon Investment Management
Limited.............................                      -                           6,941,405         13.29%

PRIMECAP Management Company.........                      -                           5,655,400         10.83%

----------------

(1) Includes options to acquire 170,336 Common Shares which are or will be exercisable over the next 60 days.
(2) Includes options to acquire 10,746 Common Shares which are or will be exercisable over the next 60 days.
(3) Includes options to acquire 10,746 Common Shares which are or will be exercisable over the next 60 days.
(4) Includes options to acquire 9,913 Common Shares which are or will be exercisable over the next 60 days.
(5) Includes options to acquire 6,585 Common Shares which are or will be exercisable over the next 60 days.
(6) Includes options to acquire 383,334 Common Shares which are or will be exercisable over the next 60 days.
(7) Includes options to acquire 33,332 Common Shares which are or will be exercisable over the next 60 days.
(8) Includes options to acquire 174,998 Common Shares which are or will be exercisable over the next 60 days.
(9) Includes options to acquire 90,832 Common Shares which are or will be exercisable over the next 60 days.
(10) Includes options to acquire 494,020 Common Shares which are or will be exercisable over the next 60 days.
(11) Includes options to acquire 62,878 Common Shares which are or will be exercisable over the next 60 days.

To the knowledge of management of Descartes after reasonable inquiry, no person named in the immediately preceding table beneficially owns or exercises control or direction over any Debentures and no person beneficially owns or exercises control or direction over Debentures representing more than 10% of the outstanding aggregate principal amount of the Debentures.

      Commitments to Acquire Securities. Descartes has no commitments to purchase Common Shares or, other than pursuant to the Offer, Debentures. To the knowledge of management of Descartes, after reasonable enquiry, no person named under "Interest of Directors and Officers; Transactions and Arrangements Concerning the Offer -- Ownership of Securities of Descartes" has any commitment to acquire Common Shares or Debentures. Employees and directors of Descartes may, if eligible, participate in and acquire Common Shares pursuant to the employee stock option plan and employee share purchase plan of Descartes.

      Contracts, Arrangements and Understandings. There are no contracts, arrangements or understandings, formal or informal, between the Company and any holder of securities of Descartes with respect to the Offer or any person with respect to any security of Descartes in relation to the Offer.

14.   INCOME TAX CONSIDERATIONS

      CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Blake, Cassels & Graydon LLP, the following summary accurately describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to Debentureholders who dispose of such securities pursuant to the Offer and who, for purposes of the Tax Act and at all relevant times hold their Debentures as capital property, deal at arm's length with Descartes and are not affiliated with Descartes. Debentures held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing, are generally not held as capital property and are subject to special "mark-to-market" rules which are not discussed herein.

      The summary is based on the current provisions of the Tax Act, the regulations thereunder and counsel's understanding of the current administrative policies and assessing practices published by the Canada Customs and Revenue Agency ("CCRA") and takes into account all specific proposals to amend the Tax Act and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not take into account or anticipate any other changes in law, or in administrative policies or assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

      THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR DEBENTUREHOLDER. DEBENTUREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

      FOREIGN CURRENCY
      ----------------

      For purposes of the Tax Act, all amounts relevant in computing a Debentureholder's liability under the Tax Act must be computed in Canadian currency. Any amount denominated in U.S. dollars (including adjusted cost base, proceeds of disposition and payments of interest) must be converted into Canadian dollars based on the exchange rate prevailing at the time the particular amount arises.

      RESIDENTS OF CANADA
      -------------------

      The following portion of the summary applies only to Debentureholders who, at all relevant times, are resident or deemed to be resident in Canada for purposes of the Tax Act.

      A Debentureholder who sells Debentures to Descartes pursuant to the Offer will be considered to have disposed of such Debentures for proceeds of disposition equal to the Purchase Price (which for greater certainty does not include any accrued interest). The Debentureholder will realize a capital gain (capital loss) on the disposition of the Debentures sold equal to the amount by which the Debentureholder's proceeds of disposition, net of any reasonable costs of disposition, are greater than (or less than) the adjusted cost base of the Debentures sold to Descartes pursuant to the Offer to the Debentureholder immediately before the disposition. Any interest paid by Descartes to a Debentureholder is required to be included in computing the income of the Debentureholder for the taxation year in which the Debentures are disposed of, except to the extent such interest was otherwise included in the income of the Debentureholder for that year or a previous year.

      Under the Tax Act, one-half of any capital gain (capital loss) realized by a Debentureholder is a taxable capital gain (an allowable capital loss). Taxable capital gains must be included in computing the income of a Debentureholder for the year in which the disposition occurs. Allowable capital losses may be deducted only against taxable capital gains subject to and in accordance with the provisions of the Tax Act. In certain circumstances, such as where a Debentureholder (or person affiliated with the Debentureholder for purposes of the Tax Act) acquires other Debentures during the period that begins 30 days before and ends 30 days after the disposition and at the end of that period owns such Debentures, the Debentureholder's loss from the disposition is deemed to be nil.

      NON-RESIDENTS OF CANADA
      -----------------------

      The following portion of the summary applies only to Debentureholders who, at all relevant times, for purposes of the Tax Act, are not resident or deemed to be resident in Canada, and do not use or hold and are not deemed to use or hold Debentures in carrying on business in Canada. Special rules not discussed below may apply to a Debentureholder that is a non-resident insurer which carries on business in Canada and elsewhere.

      A non-resident Debentureholder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any amount in respect of a capital loss) realized on the disposition of Debentures to Descartes pursuant to the Offer unless the Debentures constitute "taxable Canadian property" of the Debentureholder and the Debentureholder is not entitled to relief under an applicable tax treaty or convention. As long as the Common Shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and Nasdaq National Market), the Debentures will not constitute taxable Canadian property of a Debentureholder unless at any time during the 60 month period immediately preceding the disposition, the Debentureholder, persons with whom the Debentureholder does not deal at arm's length, or the Debentureholder together with such persons, owns not less than 25% of the issued shares of any class or series of Descartes. For this purpose, it is the position of the CCRA that a Debentureholder and any person not dealing at arm's length with a Debentureholder are considered to own any shares which such persons have a right to acquire, including pursuant to the conversion privilege under the Debentures.

      Descartes will withhold tax in accordance with Part XIII of the Tax Act on all amounts paid to a Debentureholder in respect of accrued interest. In addition, to the extent (if any) that the Purchase Price of a Debenture exceeds the price for which the Debenture was issued (each calculated in Canadian dollars using the prevailing exchange rate at the relevant time), Descartes will withhold tax on such excess on the basis that such excess may be deemed to be interest in accordance with Part XIII of the Tax Act. The rate of such withholding tax is generally 25% of the interest payment, subject to reduction under an applicable tax treaty between Canada and the Debentureholder's jurisdiction of residence. The rate applicable under the Canada-United States Income Tax Convention (1980) (the "Convention") is generally 10% where the non-resident Debentureholder is the beneficial owner of the interest and is a resident of the United States for purposes of the Convention.

      If the Minister of National Revenue (the "Minister") issues a "certificate of exemption" under the Tax Act to a non-resident Debentureholder, and such certificate of exemption is in force at the time interest or deemed interest is paid or credited to the Debentureholder, Descartes would not be required to withhold tax on such interest or deemed interest provided the Debentureholder deals at arm's length with Descartes at the time such interest or deemed interest is paid or credited. In general, a certificate of exemption may be issued by the Minister to a non-resident Debentureholder that is resident in a country which imposes an income tax, is exempt from income tax under the laws of that country and either would be exempt from tax if the Debentureholder were resident in Canada or is a trust or corporation operated exclusively to administer or provide pension or employee benefits or is a charitable organization.

      Under the Convention, interest paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in the United States are exempt from Canadian non-resident withholding tax. Provided certain administrative procedures are observed by such an organization, Descartes would not be required to withhold tax from interest or deemed interest paid or credited to such an organization.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The Company has been advised by Testa, Hurwitz & Thibeault, LLP that the following general summary (exclusive of statements attributed to the Company) describes certain United States federal income tax consequences generally applicable to U.S. Holders (as defined below) who tender and sell Debentures to the Company pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, administrative rulings, and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

      This summary is not a complete description of all of the U.S. federal income tax consequences applicable to U.S. Holders participating in the Offer and, in particular, does not address U.S. federal income tax considerations applicable to Debentureholders that are subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, Debentureholders that hold their Debentures as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, Debentureholders that have owned or are deemed to have owned 10% or more of the total combined voting power of all classes of stock of the Company at any time during the five-year period ending on the date the Debentureholder sells the Debentures pursuant to the Offer, and Debentureholders that do not hold the Debentures as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code). Debentureholders that are subject to special treatment or that are not U.S. Holders may be subject to different tax consequences, including different information reporting and withholding consequences, and should consult their own tax advisors.

      In addition, this summary does not discuss any aspect of U.S. state and local tax laws or non-U.S. tax laws that may be applicable to any Debentureholder, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

      This summary assumes that (i) the Debentures constitute debt rather than equity for U.S. federal income tax purposes and (ii) upon the original issuance of the Debentures, there was no intention to call the Debentures before maturity.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY. IT IS NOT INTENDED TO CONSTITUTE, AND SHOULD NOT BE CONSTRUED TO CONSTITUTE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

     Except as otherwise set forth below, and subject to the qualifications noted above, the following discussion is limited to the U.S. federal income tax consequences relevant to a U.S. Holder. A "U.S. Holder" is a Debentureholder that is:

      o an individual who is a citizen or resident of the United States for federal income tax purposes;
      o a corporation (or other entity taxed as a corporation) created or organized under the laws of the United States or a political subdivision thereof;
      o an estate the income of which (other than income that is effectively connected with a U.S. trade or business) is subject to U.S. federal income taxation regardless of source; or
      o a trust if (a) a U.S. court is able to exercise primary supervision over the trust's administration, and (b) one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have authority to control all of the trust's substantial decisions.

      The tax treatment of a partner in a partnership may depend on both the partnership's and the partner's status. Partnerships tendering Debentures and persons holding beneficial interests in Debentures through a partnership are urged to consult their own tax advisors.

      Gain or loss. The receipt of cash for Debentures pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. The tax consequences of such receipt may vary depending upon, among other things, the particular circumstances of the holder. In general, a U.S. Holder who receives cash for Debentures pursuant to the Offer will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between (a) the amount realized in exchange for the Debentures tendered less any amounts attributable to accrued interest that have not been reflected in the U.S. Holder's adjusted tax basis in the Debentures (see "Interest income" below), and (b) such holder's adjusted tax basis in such Debentures. A U.S. Holder's adjusted tax basis for a Debenture is generally the price such holder paid for the Debenture, increased by any market discount previously included in such holder's income and reduced (but not below zero) by any amortized premium. Except as noted below (including in the discussion of "Passive Foreign Investment Companies"), any gain or loss recognized by a Debentureholder on the sale of Debentures pursuant to the Offer will generally give rise to capital gain or loss if the Debenture is held as a capital asset, and will generally be long-term capital gain or loss if the U.S. Holder's holding period in the Debenture for U.S. federal income tax purposes is more than one year. A U.S. Holder who has acquired a Debenture with market discount will generally be required to treat all or a portion of the gain, if any, on the disposition of Debentures pursuant to the Offer as ordinary income to the extent of the market discount accrued to the date of the disposition, less any accrued market discount income previously reported as ordinary income. Capital losses are subject to limitations on deductibility for U.S. federal income tax purposes.

      Interest income. Amounts received by a U.S. Holder in respect of interest on the Debentures, including any amounts attributable to accrued interest that have not been reflected in the U.S. Holder's adjusted tax basis in the Debentures, will generally be taxable as ordinary income.

Passive Foreign Investment Companies - Considerations Applicable to U.S. Debentureholders and Stockholders

      The rules governing "passive foreign investment companies" ("PFICs") can have significant adverse tax effects on U.S. persons treated as owning stock or other equity interests in the Company, including Debentureholders by reason of their ownership of convertible debt obligations of the Company. Some, but not all, of the potential adverse consequences under the PFIC rules are summarized in general terms below, and Debentureholders as well as persons who actually own stock or other equity interests in the Company should consult their tax advisors in order to consider these and other consequences in their particular circumstances under the PFIC rules.

      A foreign corporation such as the Company generally is classified as a PFIC if, for any taxable year, either:

      o 75% or more of its gross income constitutes "passive income" (generally, interest, dividends, and certain types of gains, rents, and royalties) (the "Income Test"), or

      o the "average percentage of assets . . . held by such corporation during the taxable year" which constitute "passive assets" (generally, assets that produce passive income or are held for the production of such income) is at least 50% (the "Assets Test").

      Under proposed Treasury regulations, if a U.S. person has any equity interest in a PFIC, including an option to acquire shares of a PFIC, such U.S. person is treated for certain purposes as owning shares of a PFIC ("PFIC equity interests"). PFIC equity interests held by a U.S. person will be treated as stock in a PFIC if, at any time during the holding period of such U.S. person, the Company was a PFIC. Because the Debentures are convertible into stock of the Company, the Debentures are treated as options, and thus as PFIC equity interests, for certain purposes under these PFIC rules. For this reason, it is possible that U.S. persons who are Debentureholders, as well as U.S. persons who actually own stock or other equity interests in the Company, may suffer certain adverse U.S. tax consequences if the Company was a PFIC for any taxable year during any part of which such persons held their investments in the Company. Accordingly, U.S. Holders should consider such potential adverse consequences in determining whether to sell Debentures pursuant to the Offer.

      Under the PFIC rules, a penalty tax may be imposed on any U.S. person treated as owning a PFIC equity interest when that person receives an "excess distribution" with respect to such PFIC equity interest or disposes of such PFIC equity interest at a gain. In general, the penalty tax is equivalent to U.S. federal income tax imposed at ordinary income tax rates and calculated as if any gain on that sale were realized (or the excess distribution were made) ratably over the holding period of the PFIC equity interest (with the tax attributable to prior years calculated as if the maximum ordinary income tax rates during such years were applicable), plus an interest charge imposed with respect to those taxes deemed to be attributable to prior years.

      Determining whether a foreign corporation is a PFIC under either the Income Test or the Assets Test generally requires an annual factual determination of its proportions of passive income and passive assets in relation to its total income and assets, respectively, under the PFIC rules. A determination of the Company's PFIC status will depend upon the nature and sources of the Company's income and the relative values of the Company's passive assets, such as cash, and of its non-passive assets, including goodwill related to its non-passive assets, during the year. The U.S. Internal Revenue Service ("IRS") has indicated in an IRS Notice that in applying the Assets Test it will take the position that "the average value of the assets for the taxable year of the foreign corporation will be the average of the fair market values of the assets determined as of the end of each quarterly period" during such taxable year. There is legislative history indicating that, in applying the PFIC rules, "it is intended that the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities." Assuming the use of this method in applying the PFIC rules with respect to the Company, the total value of the Company's assets for purposes of determining its PFIC status would be largely a function of the trading price of its shares, and thus subject to significant change during each year.

      Although there can be no assurances, the Company does not believe that it was a PFIC for its taxable year ended January 31, 2002. However, in light of recent declines in the Company's stock price, there is a substantial possibility that the Company may be classified as a PFIC for its current taxable year which will end January 31, 2003. In addition, further changes in the Company's stock price, changes in the nature and magnitude of the Company's income or assets, changes in the levels of cash or other potentially passive assets, changes in the level of the Company's indebtedness, and other factors may affect the likelihood of PFIC status in the current taxable year or other years. There can be no assurance that the Company will not be classified as a PFIC for any taxable year. The Company has not assumed, and does not assume, any obligation to make timely disclosure with respect to its PFIC status.

      Applying PFIC rules to a disposition of Debentures: The Company's financial adviser, Griffiths McBurney & Partners, has opined that the convertibility feature of the Debentures is of no material value and that the Debentures trade on the Toronto Stock Exchange as if they were non-convertible, unsecured, subordinated debt. Where the conversion privilege of the Debentures is of no material value, it is possible that the proceeds of a disposition of Debentures (pursuant to the Offer or otherwise) could be viewed as having been received for the Debenture without regard to the conversion feature, and not in exchange for an option to acquire stock in the Company. If, however, all or a portion of the Debentures are treated as options, and thus as PFIC equity interests, for purposes of the PFIC rules and the Company is a PFIC, then depending on a Debentureholder's circumstances, gain on the disposition of Debentures could be subject to tax as ordinary income and to the interest charge, as described above. The application of the PFIC rules to the disposition of convertible debt securities such as the Debentures is unclear, and the IRS has not provided specific guidance on the matter. In addition, the treatment of interest on the Debentures is not clear under the PFIC rules, and it is possible that those rules, as described above, may apply to some or all of the interest on the Debentures. In any event, as described above under "Interest income," interest on the Debentures will be taxable as ordinary income.

      Certain PFIC elections available under certain conditions to U.S. stockholders. If the Company were classified as a PFIC, a U.S. person actually owning stock in the Company could, subject to certain conditions, elect to treat such stock as stock in a "qualified electing fund" (a "QEF Election"), in which case such stockholder would be required to include in current U.S. taxable income a proportionate share of the Company's earnings and profits in years in which the Company is classified as a PFIC, but under certain conditions any gain subsequently recognized upon the sale of Company stock by such U.S. stockholder generally may be taxed as capital gain. Alternatively, a U.S. stockholder of the Company could make an election (a "Mark-to-Market Election") pursuant to which such stockholder would recognize an amount of ordinary income or loss each year in an amount equal to the difference between the fair market value of such stockholder's shares in the Company and such stockholder's adjusted tax basis therein. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the Mark-to-Market Election. The Company does not undertake to provide stockholders with the necessary information to make a QEF Election or Mark-to-Market Election. U.S. persons should consult with their own tax advisors regarding the availability, consequences, advisability, and manner of making either the QEF Election or the Mark-to-Market Election if the Company is treated as a PFIC.

      IN VIEW OF THE COMPLEXITY OF THE PFIC RULES AND THE LACK OF GUIDANCE AS TO THEIR POTENTIAL APPLICATION TO A DISPOSITION OF DEBENTURES, U.S. HOLDERS SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES TO THE DISPOSITION OF DEBENTURES (INCLUDING THE TREATMENT OF GAIN RECOGNIZED ON DISPOSITION AND THE TREATMENT OF ACCRUED INTEREST). U.S. STOCKHOLDERS AND ALL OTHER U.S. PERSONS TREATED AS OWNING EQUITY INTERESTS IN THE COMPANY SHOULD SIMILARLY CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC AND OTHER U.S. TAX RULES APPLICABLE WITH RESPECT TO STOCK OR OTHER EQUITY INTERESTS IN THE COMPANY.

Foreign Tax Credit

      Any withholding tax imposed by Canada on interest may be eligible for treatment as a foreign income tax for which a U.S. Holder may claim a credit against such U.S. Holder's United States federal income tax, subject to applicable limitations on the use of foreign tax credits. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitations and other rules in their particular situations.

United States Backup Withholding and Information Reporting

      U.S. Holders that do not appropriately complete the substitute Form W-9 as included in the Letter of Transmittal may be subject to United States "backup withholding tax" with respect to payments made to them. The amount of backup withholding tax will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income taxes, may entitle such U.S. Holder to a refund or credit provided that the required information is furnished to the Internal Revenue Service.

THE FOREGOING GENERAL SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS WITH RESPECT TO U.S. HOLDERS PARTICIPATING IN THE OFFER, AND IT DOES NOT DESCRIBE ANY OTHER U.S. FEDERAL, ANY U.S. STATE AND LOCAL, OR ANY NON-U.S. TAX CONSIDERATIONS. AS INDICATED, THE SUMMARY IS NOT INTENDED TO CONSTITUTE TAX ADVICE TO ANY PARTICULAR U.S. HOLDER, AND U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN APPLICABLE TAX LAWS.

15.   CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

      Descartes is not aware of any license or regulatory permit that is material to Descartes' business that might be adversely affected by Descartes' acquisition of Debentures pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Debentures by Descartes pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, Descartes currently contemplates that such approval or other action will be sought. Descartes cannot predict whether it may determine that it must delay the acceptance for payment of Debentures deposited pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Descartes' business. Descartes' obligations under the Offer to accept for payment and pay for Debentures are subject to certain conditions. See Section 5, "Certain Conditions of the Offer".

16.   SOURCE AND AMOUNT OF FUNDS

      The cash consideration for the Offer will be a maximum of U.S.$36,000,000, not including interest and disregarding any effects of rounding to the nearest whole U.S.$1,000 principal amount of Debentures in the event that deposits of Debentures under the Offer are prorated. See Section 1, "Principal Debentures; Proration". This cash consideration, together with any related fees and expenses, will be financed by cash currently held by Descartes.

17.   DEPOSITARY

      Descartes has appointed CIBC Mellon Trust Company to act as a Depositary for: (i) the receipt of certificates representing Debentures and related Letters of Transmittal deposited under the Offer; (ii) the receipt of certificates representing Debentures delivered pursuant to the procedures for guaranteed delivery set forth in Section 2 of the Offer, "Procedure for Depositing Debentures"; (iii) the receipt from Descartes of cash to be paid in consideration of the Debentures acquired by Descartes under the Offer, as agent for the depositing Debentureholders; and (iv) the transmittal of such cash to the depositing Debentureholders as agent for the depositing Debentureholders. The Depositary may contact Debentureholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Debentureholders to forward materials relating to the Offer to beneficial owners. The Depositary is not an affiliate of the Company.

18.   FINANCIAL ADVISER

      Griffiths McBurney & Partners has been retained by Descartes to act as its financial adviser to advise Descartes on various aspects of the Offer including the structure and terms of the Offer; to act, together with its U.S. broker-dealer affiliate Griffiths McBurney & Partners Corp., as dealer managers for the Offer; and to provide an opinion in respect of the convertibility feature of the Debentures and basis upon which the Debentures trade, a copy of which is attached hereto as Schedule "A" and incorporated by reference in the Offer. In the two year period prior to the date of this Circular, Griffiths McBurney & Partners acted as lead underwriter in connection with a public offering of Common Shares for gross proceeds of Cdn.$192,000,000 completed on October 24, 2000 and as broker appointed by Descartes for the purpose of purchases of Debentures made pursuant to the Normal Course Issuer Bid. Prior thereto, Griffiths McBurney & Partners acted as lead underwriter on other financings by Descartes including the offering of the Debentures completed on June 30, 2000.

19.      Fees and Expenses

      Descartes has agreed to pay Griffiths McBurney & Partners a fee of Cdn.$400,000 for services provided by it and its U.S. broker-dealer affiliate Griffiths McBurney & Partners Corp. to Descartes as Descartes' financial adviser in connection with the Offer, Cdn.$150,000 of which was paid upon engagement and the balance of which is payable upon the earlier of expiry or termination of the Offer. Descartes has also agreed to reimburse Griffiths McBurney & Partners for certain reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify Griffiths McBurney & Partners and its affiliates against certain liabilities, including certain liabilities under securities legislation.

      The Depositary will receive reasonable and customary compensation for its respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under securities legislation.

      The Information Agent, D.F. King & Co., Inc., will receive customary compensation for its information agency services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under securities legislation.

      Descartes will not pay any fees or commissions to any broker or dealer or any other person (other than Griffiths McBurney & Partners) for soliciting deposits of Debentures pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Descartes for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

      Descartes expects to incur expenses of approximately U.S.$500,000 in connection with the Offer, including financial advisory fees, legal fees, accounting fees, filing fees and printing expenses.

20.   STATUTORY RIGHTS

      Securities legislation in certain of the provinces and territories of Canada provides securityholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Debentureholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

21.   NOTICE

      Any notice to be given by Descartes or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Debentures at their respective addresses as shown on the debenture registers maintained in respect of the Debentures and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Debentureholders and (ii) an interruption of mail service in Canada following mailing. In the event of an interruption of mail service following mailing, Descartes will use reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which Descartes or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Debentureholders if it is issued by way of a public announcement and if it is published once in each of two successive weeks in an English language daily newspaper of general circulation in Canada and in a French language daily newspaper of general circulation in the province of Quebec.

22.   OTHER TERMS

      No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Descartes other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized.

      The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

      The Offer is not being made to nor will deposits of Debentures be accepted from or on behalf of Debentureholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Descartes may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Debentureholders in any such jurisdiction.

23.    ADDITIONAL INFORMATION

      In addition to the requirements of applicable securities laws in Canada, Descartes is subject to the information and reporting requirements of the U.S. Securities and Exchange Commission relating to its business, financial condition and other matters. The Company will file an Issuer Tender Offer Statement on
Schedule 13E-4F with the U.S. Securities and Exchange Commission. Such material and other information may be inspected at the public reference facilities maintained by the U.S. Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information. Copies of such material may also be accessed electronically by means of the Commission's home page on the Internet at "http://www.sec.gov".

24. SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION AND UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

      The following is the summary consolidated historical financial information of Descartes and unaudited consolidated pro forma financial statements of Descartes for the periods indicated. The unaudited consolidated pro forma financial statements are provided to illustrate the financial impact of the purchase of the Debentures under the Offer, assuming Descartes purchases the maximum aggregate principal amount of U.S.$51,428,571 on the dates indicated.

THE DESCARTES SYSTEMS GROUP INC.
Historical Consolidated Balance Sheets
(US dollars in thousands, except per share amounts; US GAAP)

--------------------------------------------------------------------------------------------------
                                                              April 30,
                                                                 2002       January 31,   January 31,
                                                             (unaudited)       2002          2001
--------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                    55,763        36,101        62,938
   Marketable debt securities                                   73,559        82,485       168,987
   Accounts receivable
     Trade                                                      18,072        18,434        21,388
     Other                                                       7,627         7,540         4,500
   Prepaid expenses and other                                    4,129         4,220         1,796
--------------------------------------------------------------------------------------------------
                                                               159,150       148,780       259,609
MARKETABLE DEBT SECURITIES                                      60,235        82,444          --
CAPITAL ASSETS                                                  10,134        10,261         7,145
LONG-TERM INVESTMENTS                                            3,250         3,250        11,800
GOODWILL                                                       103,358       103,456        99,523
INTANGIBLE ASSETS                                               35,482        37,967        19,772
DEFERRED CHARGES                                                 2,147         2,364         3,115
--------------------------------------------------------------------------------------------------
                                                               373,756       388,522       400,964
==================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                              3,390         3,376         1,833
   Accrued liabilities                                           7,149        10,428        10,988
   Deferred revenue                                              4,986         5,616        12,653
--------------------------------------------------------------------------------------------------
                                                                15,525        19,420        25,474
CONVERTIBLE DEBENTURES                                          72,000        73,500        75,000
--------------------------------------------------------------------------------------------------
                                                                87,525        92,920       100,474
--------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Common shares                                               468,652       468,445       415,676
      Issued - 52,240,065 (January 31, 2002 - 52,229,333;
        January 31, 2001 - 48,803,064)
   Additional paid-in capital                                    5,201         5,201         4,074
   Unearned deferred compensation                               (1,081)       (1,157)       (1,101)
   Accumulated other comprehensive loss                         (1,751)         (200)         (190)
   Accumulated deficit                                        (184,790)     (176,687)     (117,969)
--------------------------------------------------------------------------------------------------
                                                               286,231       295,602       300,490
--------------------------------------------------------------------------------------------------
                                                               373,756       388,522       400,964
==================================================================================================

SHAREHOLDERS' EQUITY PER SHARE                                    5.48          5.66          6.16
==================================================================================================

THE DESCARTES SYSTEMS GROUP INC.
Historical Consolidated Statements of Operations (US dollars in thousands, except per share amounts; US GAAP)

--------------------------------------------------------------------------------------------------------------
                                                              Three Months Ended              Year Ended
--------------------------------------------------------------------------------------------------------------
                                                            April 30,     April 30,     January 31,   January 31,
                                                              2002          2001           2002          2001
                                                           (unaudited)   (unaudited)
--------------------------------------------------------------------------------------------------------------
REVENUES
   License and network                                        14,436        20,517        67,256        52,442
   Service and maintenance                                     2,388         2,876        12,266        14,207
--------------------------------------------------------------------------------------------------------------
                                                              16,824        23,393        79,522        66,649
--------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
   Cost of license and network                                 4,853         3,964        16,223        10,256
   Cost of service and maintenance                             3,026         2,660        11,478        11,915
   Sales and marketing                                         6,614         6,655        29,543        23,008
   Research and development                                    5,824         5,134        25,385        16,189
   General and administrative                                  1,902         2,325        10,751         8,618
   Amortization of goodwill                                     --           5,642        24,520        11,291
   Amortization of intangibles                                 2,480         1,218         8,040         2,924
   Write-down of long-term investments                          --           9,783         9,783          --
   Purchased in-process research and development                --            --           4,500        19,033
   Restructuring cost (credit)                                  (512)         --           3,984          --
--------------------------------------------------------------------------------------------------------------
                                                              24,187        37,381       144,207       103,234
--------------------------------------------------------------------------------------------------------------


LOSS FROM OPERATIONS                                          (7,363)      (13,988)      (64,685)      (36,585)
--------------------------------------------------------------------------------------------------------------


OTHER INCOME (EXPENSE)
   Interest expense                                           (1,186)       (1,218)       (5,012)       (2,985)
   Investment income                                           1,586         3,013        10,705         8,254
--------------------------------------------------------------------------------------------------------------
                                                                 400         1,795         5,693         5,269
--------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES AND EXTRAORDINARY ITEM               (6,963)      (12,193)      (58,992)      (31,316)

INCOME TAXES - CURRENT                                           496          (126)          (78)         (310)
--------------------------------------------------------------------------------------------------------------

LOSS BEFORE EXTRAORDINARY ITEM                                (6,467)      (12,319)      (59,070)      (31,626)

EXTRAORDINARY ITEM
   Gain on purchase of convertible debentures                    385          --             352          --
       (net of income taxes of nil)
--------------------------------------------------------------------------------------------------------------

LOSS                                                          (6,082)      (12,319)      (58,718)      (31,626)
==============================================================================================================

LOSS PER SHARE BEFORE EXTRAORDINARY ITEM

   Basic and diluted                                           (0.12)        (0.25)        (1.16)        (0.72)
==============================================================================================================


LOSS PER SHARE AFTER EXTRAORDINARY ITEM
   Basic and diluted                                           (0.12)        (0.25)        (1.15)        (0.72)
==============================================================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic and diluted (thousands)                              52,237        48,815        50,858        44,218
==============================================================================================================

THE DESCARTES SYSTEMS GROUP INC.
Pro Forma Consolidated Balance Sheet
(US dollars in thousands; US GAAP; unaudited)

---------------------------------------------------------------------------------------------------------------
                                                           Historical                                Pro Forma
                                                            April 30,     Pro Forma                   April 30,
                                                              2002       Adjustments    Reference       2002
---------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                  55,763       (37,438)       III 1.        18,325
   Marketable debt securities                                 73,559                                    73,559
   Accounts receivable
     Trade                                                    18,072                                    18,072
     Other                                                     7,627                                     7,627
   Prepaid expenses and other                                  4,129                                     4,129
---------------------------------------------------------------------------------------------------------------
                                                             159,150       (37,438)                    121,712
MARKETABLE DEBT SECURITIES                                    60,235                                    60,235
CAPITAL ASSETS                                                10,134                                    10,134
LONG-TERM INVESTMENTS                                          3,250                                     3,250
GOODWILL                                                     103,358                                   103,358
INTANGIBLE ASSETS                                             35,482                                    35,482
DEFERRED CHARGES                                               2,147        (1,533)       III 2.           614
---------------------------------------------------------------------------------------------------------------
                                                             373,756       (38,971)                    334,785
===============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                            3,390                                     3,390
   Accrued liabilities                                         7,149          (938)       III 3.         6,211
   Deferred revenue                                            4,986                                     4,986
---------------------------------------------------------------------------------------------------------------
                                                              15,525          (938)                     14,587
CONVERTIBLE DEBENTURES                                        72,000       (51,429)       III 4.        20,571
---------------------------------------------------------------------------------------------------------------
                                                              87,525       (52,367)                     35,158
---------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
   Common shares                                             468,652                                   468,652
     Issued - 52,240,065
   Additional paid-in capital                                  5,201                                     5,201
   Unearned deferred compensation                             (1,081)                                   (1,081)
   Accumulated other comprehensive loss                       (1,751)                                   (1,751)
   Accumulated deficit                                      (184,790)       13,396        III 5.      (171,394)
---------------------------------------------------------------------------------------------------------------
                                                             286,231        13,396                     299,627
---------------------------------------------------------------------------------------------------------------
                                                             373,756       (38,971)                    334,785
===============================================================================================================

SHAREHOLDERS' EQUITY PER SHARE                                  5.48          0.26                        5.74
===============================================================================================================

THE DESCARTES SYSTEMS GROUP INC.
Pro Forma Consolidated Statements of Operations
(US dollars in thousands, except per share amounts; US GAAP; unaudited)

---------------------------------------------------------------------------------------------------------------
                                                          Historical                                 Pro Forma
                                                         Three Months                              Three Months
                                                              Ended       Pro Forma                 Ended April
                                                         April 30, 2002  Adjustments  Reference       30, 2002
---------------------------------------------------------------------------------------------------------------
REVENUES

   License and network                                        14,436                                    14,436
   Service and maintenance                                     2,388                                     2,388
---------------------------------------------------------------------------------------------------------------
                                                              16,824                                    16,824
---------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES

   Cost of license and network                                 4,853                                     4,853
   Cost of service and maintenance                             3,026                                     3,026
   Sales and marketing                                         6,614                                     6,614
   Research and development                                    5,824                                     5,824
   General and administrative                                  1,902                                     1,902
   Amortization of intangibles                                 2,480                                     2,480
   Restructuring cost (credit)                                  (512)                                     (512)
---------------------------------------------------------------------------------------------------------------
                                                              24,187                                    24,187
---------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                          (7,363)                                   (7,363)
---------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
                                                              (1,186)          811        III 6.          (375)
   Interest expense
   Investment income                                           1,586          (313)       III 7.         1,273
---------------------------------------------------------------------------------------------------------------
                                                                 400           498                         898
---------------------------------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES AND EXTRAORDINARY ITEM               (6,963)          498                      (6,465)

INCOME TAXES - CURRENT                                           496             -                         496
---------------------------------------------------------------------------------------------------------------

LOSS BEFORE EXTRAORDINARY ITEM                                (6,467)          498                      (5,969)

EXTRAORDINARY ITEM

   Gain on purchase of convertible debentures
       (net of income taxes of nil)                              385             -                         385
---------------------------------------------------------------------------------------------------------------

LOSS                                                          (6,082)          498                      (5,584)
===============================================================================================================

LOSS PER SHARE BEFORE EXTRAORDINARY ITEM

   Basic and diluted                                           (0.12)         0.01                       (0.11)
===============================================================================================================

LOSS PER SHARE AFTER EXTRAORDINARY ITEM

   Basic and diluted                                           (0.12)         0.01                       (0.11)
===============================================================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING

   Basic and diluted (thousands)                              52,237        52,237                      52,237
===============================================================================================================

THE DESCARTES SYSTEMS GROUP INC.
Pro Forma Consolidated Statements of Operations (US dollars in thousands, except per share amounts; US GAAP)

---------------------------------------------------------------------------------------------------------------
                                                                                                    ProForma
                                                           Historical                              Year Ended
                                                           Year Ended   Pro Forma                  January 31,
                                                           January 31, Adjustments                     2002
                                                              2002     (unaudited)   Reference     (unaudited)
---------------------------------------------------------------------------------------------------------------
 REVENUES
    License and network                                       67,256                                    67,256
    Service and maintenance                                   12,266                                    12,266
---------------------------------------------------------------------------------------------------------------
                                                              79,522                                    79,522
---------------------------------------------------------------------------------------------------------------

 COSTS AND EXPENSES
    Cost of license and network                               16,223                                    16,223
    Cost of service and maintenance                           11,478                                    11,478
    Sales and marketing                                       29,543                                    29,543
    Research and development                                  25,385                                    25,385
    General and administrative                                10,751                                    10,751
    Amortization of goodwill                                  24,520                                    24,520
    Amortization of intangibles                                8,040                                     8,040
    Write-down of long-term investments                        9,783                                     9,783
    Purchased in-process research and development              4,500                                     4,500
    Restructuring cost                                         3,984                                     3,984
---------------------------------------------------------------------------------------------------------------
                                                             144,207                                   144,207
---------------------------------------------------------------------------------------------------------------

 LOSS FROM OPERATIONS                                        (64,685)                                  (64,685)
---------------------------------------------------------------------------------------------------------------

 OTHER INCOME (EXPENSE)
    Interest expense                                          (5,012)        3,313        III 6.        (1,699)
    Investment income                                         10,705        (1,696)       III 7.         9,009
---------------------------------------------------------------------------------------------------------------
                                                               5,693         1,617                       7,310
---------------------------------------------------------------------------------------------------------------

 LOSS BEFORE INCOME TAXES AND EXTRAORDINARY ITEM             (58,992)        1,617                     (57,375)

 INCOME TAXES                                                    (78)            -                         (78)
---------------------------------------------------------------------------------------------------------------

 LOSS BEFORE EXTRAORDINARY ITEM                              (59,070)        1,617                     (57,453)

 EXTRAORDINARY ITEM
    Gain on purchase of convertible debentures
        (net of  income taxes of nil)                            352        12,793        III.5.        13,145
---------------------------------------------------------------------------------------------------------------

 LOSS                                                        (58,718)       14,410                     (44,308)
===============================================================================================================

 LOSS PER SHARE BEFORE EXTRAORDINARY ITEM
    Basic and diluted                                          (1.16)         0.03                       (1.13)
===============================================================================================================

 LOSS PER SHARE AFTER EXTRAORDINARY ITEM
    Basic and diluted                                          (1.15)         0.28                       (0.87)
===============================================================================================================

 WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic and diluted (thousands)                             50,858        50,858                      50,858
===============================================================================================================

THE DESCARTES SYSTEMS GROUP INC.
Notes to the Unaudited Pro Forma Consolidated Financial Information (US dollars; US GAAP)

I.   BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at April 30, 2002 and unaudited pro forma statements of operations for the three-month period ended April 30, 2002 and the year ended January 31, 2002 of The Descartes Systems Group Inc. have been prepared to give effect to the purchase of up to an aggregate principal amount of approximately $51.4 million of the Company's 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005, on the basis of assumptions described below.

The pro forma consolidated balance sheet and the pro forma consolidated statements of operations of Descartes have been prepared from and should be read in conjunction with the unaudited consolidated financial statements of Descartes for the three months ended April 30, 2002 and the audited consolidated financial statements of Descartes for the year ended January 31, 2002 prepared in accordance with generally accepted accounting principles of the United States.

The unaudited pro forma consolidated balance sheet assumes that the transaction took place as at April 30, 2002. The unaudited pro forma consolidated statements of operations assume that the transaction took place as at February 1, 2001.

The pro forma consolidated balance sheet and statements of operations do not necessarily indicate the actual financial condition and operating results that would have been achieved had the transaction been consummated as of the balance sheet date or as of the first day of the periods shown and should not be construed as indicative of the future financial condition or the results of operations.

II.  PRO FORMA BASIS OF THE TRANSACTION

The pro forma financial statements assume that Descartes will purchase for cancellation an aggregate principal amount of approximately $51.4 million of its 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 at a price of $700 per $1,000 principal amount of debentures for a total price of $36.0 million plus interest accrued to the date of the transaction.

III. PRO FORMA ADJUSTMENTS

The following provides a summary of the pro forma adjustments made in the accompanying pro forma financial statements:

1. To reduce cash for the amount required to purchase the debentures ($36.0 million), accrued interest to be paid ($0.9 million) and estimated expenses directly related to the purchase of debentures ($0.5 million).
2.   To eliminate deferred issue costs of debentures purchased.
3.   To reflect the payment of accrued interest on debentures purchased.
4. To reduce the convertible debenture liability for the face amount purchased.
5. To record the extraordinary gain (net of income taxes of nil) resulting from the purchase of debentures as shown below in thousands of US dollars:

                                                April 30, 2002 February 1, 2001
                                                -------------- ----------------
         Face value purchased                          51,429           51,429
         Elimination of deferred issue costs          (1,533)          (2,136)
         Purchase expenses                              (500)            (500)
         Purchase price                              (36,000)         (36,000)
                                                -------------- ----------------
         Extraordinary gain                            13,396           12,793
                                                -------------- ----------------

6. To adjust the interest expense for the amount related to the debentures purchased.
7. To reflect the reduction in the investment income due to the cash used for the purchase of debentures.

                              APPROVAL BY DESCARTES

      The contents of the Offer, as well as the sending, communication or delivery thereof to the Debentureholders, has been approved by the Board of Directors of The Descartes Systems Group Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made nor does it contain any misrepresentation likely to affect the value or the market price of the Debentures within the meaning of the Securities Act (Quebec).


DATED:  August 1, 2002





      (Signed) PETER SCHWARTZ                   (Signed) COLLEY CLARKE
           Chairman and                   Executive Vice-President, Finance
    Co-Chief Executive Officer               and Chief Financial Officer


                       On behalf of the Board of Directors



  (Signed) JOHN ALBRIGHT                          (Signed) CHRIS HEWAT
         Director                                       Director

                    CONSENT OF GRIFFITHS MCBURNEY & PARTNERS

To:  The Directors of The Descartes Systems Group Inc.

      We consent to the inclusion of our name and reference to our opinion in the section titled "Valuation Exemption" in the Offer dated August 1, 2002 made by The Descartes Systems Group Inc. to the holders of its Debentures, and to the inclusion of the text of our opinion in Schedule "A" to the Offer, which schedule is incorporated by reference in the Offer.

August 1, 2002                            (Signed) GRIFFITHS MCBURNEY & PARTNERS


                     CONSENT OF BLAKE, CASSELS & GRAYDON LLP

To:  The Directors of The Descartes Systems Group Inc.

      We consent to the inclusion of our name and the reference to our opinion in the section titled "Income Tax Considerations -- Canadian Federal Income Tax Considerations" in the Offer dated August 1, 2002 made by The Descartes Systems Group Inc. to holders of its Debentures.

August 1, 2002                            (Signed) BLAKE, CASSELS & GRAYDON LLP


                   CONSENT OF TESTA, HURWITZ & THIBEAULT, LLP

To:  The Directors of The Descartes Systems Group Inc.

      We consent to the inclusion of our name and the reference to our discussion of certain United States federal income tax matters in the section titled "Income Tax Considerations -- Certain United States Federal Income Tax Considerations" in the Offer dated August 1, 2002 made by The Descartes Systems Group Inc. to the holders of its Debentures.

August 1, 2002                          (Signed) TESTA, HURWITZ & THIBEAULT, LLP


                        CONSENT OF DELOITTE & TOUCHE LLP


To:  The Directors of The Descartes Systems Group Inc.

      We refer to the Offer dated August 1, 2002 made by The Descartes Systems Group Inc. to the holders of its Debentures.

      We have reported under date of February 22, 2002 to the shareholders of The Descartes Systems Group Inc. with respect to our audit of the consolidated balance sheets of The Descartes Systems Group Inc. as of January 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2002, prepared in accordance with generally accepted accounting principles in the United States of America.

      We consent to the use, through incorporation by reference in the Offer, of the above-noted report.

August 1, 2002                            (Signed) DELOITTE & TOUCHE LLP
                                                   Chartered Accountants

                                  SCHEDULE "A"

                    OPINION OF GRIFFITHS MCBURNEY & PARTNERS


July 30, 2002

The Board of Directors
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario
N2V 1C6

Dear  Sirs:

We understand that The Descartes Systems Group Inc. ("Descartes") is considering making an offer to purchase by way of a substantial issuer bid certain of its U.S. $75,000,000 5.50% Convertible Unsecured Subordinated Debentures maturing June 30, 2005 (the "Debentures") that trade on the Toronto Stock Exchange (the "TSX") (the "Offer"). We further understand that the Debentures are convertible into Descartes common shares (the "Common Shares") at a conversion price of U.S. $35.00 per Common Share, being a rate of approximately 28.57 Common Shares per U.S. $1,000 principal amount of Debentures. The Debentures are convertible at the Debentureholder's option into Common Shares at any time prior to the earlier of June 30, 2005 and the last business day immediately preceding the date specified for redemption by the Corporation.

Griffiths McBurney & Partners Engagement

Descartes engaged Griffiths McBurney & Partners ("GMP") to provide financial advice to Descartes and its board of directors (the "Board") in connection with the Offer. Pursuant to that engagement, Descartes requested that GMP prepare and deliver a written opinion to the Board as to as to whether the convertibility feature of the Debentures is of any material value (the "Opinion").

GMP will receive a fee from Descartes for its services that include providing the Opinion. In addition, Descartes has agreed to indemnify GMP for certain liabilities arising out of GMP's engagement and to reimburse GMP for certain expenses incurred in connection with the Offer.

Credentials of Griffiths McBurney & Partners

GMP is an employee-owned investment bank with offices in Toronto, Calgary, Montreal and Geneva, Switzerland, which provides research, corporate finance advice and services, and engages in trading and investment banking. GMP is registered in all Canadian provinces and has a national client base. The Opinion expressed herein represents the opinion of GMP and the form and content herein have been approved for release by the Executive Committee of GMP, the members of which have extensive experience in merger, acquisition, divestiture, valuation and capital markets matters.

Scope of Review

In preparing our Opinion, we have relied upon publicly available information and information provided to us by management of Descartes, and have utilized such information without independent confirmation or verification.

In considering the value of the conversion feature of the Debentures, GMP considered a number of factors including the following:

(a) The value of the equity component of the Debentures, as calculated by GMP utilizing the Black Scholes Option Pricing Model, is approximately U.S. $1.71 per U.S.$1,000 of principal amount of Debentures;

(b) The value of the debt component of the Debentures, as calculated by GMP, is approximately U.S. $998.29 per U.S.$1,000 of principal amount of Debentures;

(c) During the last twelve months, the Debentures have traded on the TSX in a range between U.S. $580 per $1,000 of principal amount of Debentures and U.S. $800 per U.S.$1,000 of principal amount of Debentures with an average volume of $66,368 on the days traded;

(d) During the last twelve months, the Common Shares have traded on the TSX in a range between Cdn. $27.40 and Cdn. $4.10 with an average daily volume of 348,378.

(e) Based upon foreign exchange rates as of July 29, 2002, the Debentures are convertible at the equivalent of Cdn. $54.99 per Common Share;

(f) The trading price of the Common Shares, as of the close of the TSX on July 29, 2002, was Cdn. $5.34 per share;

(g) The trading prices on the TSX for non-convertible, unsecured, subordinated debt of Canadian issuers; and

(h) The trading prices on the TSX for convertible, unsecured, subordinated debt of Canadian issuers in respect of which the convertibility feature has a material value.

We have conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the Opinion.

Assumptions and Limitations

GMP has not prepared a formal valuation of Descartes or any of its securities or assets for the purposes of this Opinion and the Opinion should not be construed as expressing any opinion as to the value of the Debentures.

The Opinion has been provided to the Board for its use only in determining the availability of an exemption from the formal valuation and related disclosure requirements of Ontario Securities Commission Rule 61-501 and the equivalent provisions of securities legislation of certain of the other provinces and in support of Descartes' application for exemption from such requirements, and may not be relied upon for any other purpose or by any other person without the prior written consent of GMP. The Opinion is given as of the date hereof and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of GMP after the date hereof. Without limiting the foregoing, if, after the date hereof, GMP learns of any material change in any fact or matter affecting the Opinion, GMP reserves the right to change, modify or withdraw the Opinion.

The Opinion is not to be construed as a recommendation to any holder of Descartes as to whether or not to tender its Debentures under the Offer.

Based upon and subject to the foregoing, we are of the opinion that:

      (i) the convertibility feature of the Debentures is of no material value; and

      (ii) the Debentures trade on the TSX like non-convertible, unsecured, subordinated debt based on the underlying creditworthiness of Descartes.

Yours truly,

"Griffith McBurney & Partners"

Griffiths McBurney & Partners

Manually executed photocopies of the Letter of Transmittal will be accepted. The Letters of Transmittal, certificates for Debentures and any other required documents should be sent or delivered by each depositing Debentureholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at the address set forth below:

                    The Depositary, CIBC Mellon Trust Company

                                     By Mail

                                  P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                     M5C 2K4


                              By Hand or by Courier

                                 199 Bay Street
                               Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                     M5L 1G9
                            Attention: Courier Window

                            Telephone: (416) 643-5500
                            Toll Free: (800) 387-0825
                        E-Mail: inquiries@cibcmellon.com

Any questions or requests for assistance may be directed to the Depositary, in respect of the completion of the Letter of Transmittal or the Notice of Guaranteed Delivery, or the Dealer Managers, in respect of the details of the Offer, at their respective addresses and telephone and facsimile numbers set forth herein. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the address and telephone and facsimile numbers set forth herein. Debentureholders may also contact their investment dealer, stockbroker, bank, trust company or other nominee through which they hold Debentures for assistance concerning the Offer.

                            The Information Agent is:

                              D.F. King & Co., Inc.
                                 77 Water Street
                               New York, NY 10005
                            Telephone: (800) 628-8510

                     The Dealer Managers for the Offer are:

           In Canada:                               In the United States:

  Griffiths McBurney & Partners              Griffiths McBurney & Partners Corp.
      145 King Street West                           145 King Street West
           Suite 1100                                     Suite 1100
        Toronto, Ontario                               Toronto, Ontario
             M5H 1J8                                       M5H 1J8

For further information contact:               For further information contact:
       Jo-Anne Stansfield                             Jo-Anne Stansfield
    Telephone: (416) 943-6129                     Telephone: (416) 943-6129
         (800) 735-1463                                 (800) 735-1463

    Facsimile: (416) 367-6168                     Facsimile: (416) 367-6168

                                                                      DOCUMENT 3
                                                                      ----------

The instructions accompanying the Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary or your broker or other financial adviser can assist you in completing this Letter of Transmittal.

                              LETTER OF TRANSMITTAL

To Deposit 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005
                                       of
                        THE DESCARTES SYSTEMS GROUP INC.
             Pursuant to the Offer to Purchase Dated August 1, 2002

--------------------------------------------------------------------------------
     THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (TORONTO TIME) ON
          SEPTEMBER 6, 2002 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.
--------------------------------------------------------------------------------

                               The Depositary is:
                            CIBC MELLON TRUST COMPANY

                                     By Mail

                            CIBC Mellon Trust Company
                                  P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                     M5C 2K4

         By Hand or by Courier (to the Principal Office in Toronto at):

                                 199 Bay Street
                               Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                     M5L 1G9
                              Attn: Courier Window

                             Telephone: 416 643 5500
                            Toll Free: 1 800 387 0825
                        E-Mail: inquiries@cibcmellon.com

The 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 (the "Debentures") are currently registered in the name of and held by or on behalf of The Canadian Depository for Securities Limited ("CDS") as custodian for its participants. Beneficial interests in the Debentures, constituting ownership of the Debentures, are represented through book-entry accounts of institutions acting on behalf of beneficial owners, as direct and indirect participants of CDS rather than by definitive certificates. PARTICIPANTS OF CDS SHOULD CONTACT SUCH DEPOSITARY WITH RESPECT TO THE DEPOSIT OF DEBENTURES UNDER THE OFFER. CDS WILL BE ISSUING INSTRUCTIONS TO ITS PARTICIPANTS AS TO THE METHOD OF DEPOSITING SUCH DEBENTURES UNDER THE TERMS OF THE OFFER.

THE DEBENTURES ARE CURRENTLY REGISTERED IN THE NAME OF CDS. A DEPOSIT OF SUCH DEBENTURES CAN BE MADE ONLY BY CDS AS THE HOLDER OF RECORD. THE LETTER OF TRANSMITTAL CANNOT BE USED BY A DEBENTUREHOLDER WHOSE DEBENTURES ARE HELD BY CDS TO DEPOSIT SUCH DEBENTURES. A DEBENTUREHOLDER WHO WISHES TO DEPOSIT DEBENTURES UNDER THE OFFER AND WHOSE CERTIFICATE IS REGISTERED IN THE NAME OF AN INVESTMENT DEALER, STOCK BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD IMMEDIATELY CONTACT SUCH NOMINEE IN ORDER TO TAKE THE NECESSARY STEPS TO BE ABLE TO DEPOSIT SUCH DEBENTURES UNDER THE OFFER.

The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Transmittal. Capitalized terms used and not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase dated August 1, 2002 that accompanies this Letter of Transmittal.

This Letter of Transmittal is to be used only if certificates for Debentures are to be forwarded with it pursuant to Section 2 of the Offer to Purchase. Where multiple Letters of Transmittal are prepared in connection with one global certificate for Debentures, only one such Letter of Transmittal should have attached to it a global certificate, and an appropriate cross-reference to such Letter of Transmittal provided herein.

Debentureholders whose certificates are not immediately available or who cannot deliver their certificates for Debentures and all other documents which this Letter of Transmittal requires to the Depositary by the Expiration Date (as defined in the Offer to Purchase) must deposit their Debentures according to the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase. See Instruction 2.

DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF DEPOSITING DEBENTURES UNDER THE OFFER. SEE SECTION 14 "INCOME TAX
CONSIDERATIONS" IN THE OFFER TO PURCHASE THAT ACCOMPANIES THIS LETTER OF TRANSMITTAL.

The undersigned delivers to The Descartes Systems Group Inc. ("Descartes") the enclosed certificate(s) for Debentures and, subject only to the provisions of the Offer to Purchase regarding withdrawal, irrevocably accepts the Offer for such Debentures upon the terms and conditions contained in the Offer to Purchase. The following are the details of the enclosed certificate(s):

----------------------------------------------------------------------------------------------------------------------
                       DESCRIPTION OF DEBENTURES DEPOSITED
                           (See Instructions 3 and 4)
----------------------------------------------------------------------------------------------------------------------
   Name and Address of       Debenture Certificate   Principal Amount of Debentures   Principal Amount of Debentures
   Registered Holder(s)            Number(s)               Represented (U.S.$)          Deposited* (in multiples of
                                                                                                U.S.$1,000)
--------------------------- ------------------------ -------------------------------- --------------------------------

--------------------------- ------------------------ -------------------------------- --------------------------------

--------------------------- ------------------------ -------------------------------- --------------------------------

--------------------------- ------------------------ -------------------------------- --------------------------------

------------------------------------------------------------------------------------- --------------------------------
Total Principal Amount of Debentures Deposited                                        $
------------------------------------------------------------------------------------- --------------------------------

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN PROVIDED HEREIN DOES NOT CONSTITUTE A VALID DELIVERY.

* If you desire to deposit less than the entire principal amount of Debentures evidenced by the certificate listed above, indicate in this column the principal amount of Debentures you wish to Deposit hereunder. Otherwise the entire principal amount of Debentures evidenced by such Debenture certificate will be considered to have been deposited.


TO:       The Descartes Systems Group Inc.
AND TO: CIBC Mellon Trust Company (the "Depositary"), as depository at its offices set out herein.

The undersigned hereby deposits to Descartes the above-described Debentures, pursuant to Descartes' Offer to Purchase up to a maximum of U.S.$51,428,571 aggregate principal amount of Debentures for purchase and cancellation by Descartes at a price of U.S.$700 for each U.S.$1,000 principal amount of Debentures, plus accrued and unpaid interest (subject to any applicable withholding tax) up to and immediately prior to the date on which Descartes takes up and pays for Debentures under the Offer to Purchase ("Interest"), payable in cash, for all Debentures purchased upon the terms and subject to the conditions set forth in Descartes' Offer to Purchase dated August 1, 2002 and any supplements or amendments thereto and in this Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), including the provisions relating to proration described therein.

Subject to and effective upon acceptance for purchase of the Debentures deposited hereby in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of Descartes all rights, title and interest in and to all Debentures deposited hereby and in and to any and all rights, benefits and claims in respect thereof or arising, or having arisen as a result of the undersigned's status as a debentureholder of Descartes and in and to any and all distributions, payments, principal, interest, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred, or may be payable, issuable, distributable or transferable, on or in respect of such Debentures or any of them on or after the date upon which the Debentures are taken up and paid for under the Offer.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal shall be determined by Descartes in its sole discretion, and such determination shall be final and binding.

The undersigned hereby irrevocably constitutes and appoints the Depositary and any officer of Descartes as attorney-in-fact of the undersigned with respect to such Debentures effective from the date Descartes takes up and pays for the Debentures (the "Effective Date"), with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

   (a) deliver certificates for such Debentures, together with all accompanying evidences of transfer and authenticity, to or upon the order of, Descartes upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price plus Interest;

   (b) present certificates for such Debentures for cancellation and transfer on the books of the trustee for the Debentures;

   (c) register or record, transfer and enter the transfer of such Debentures in the appropriate register of holders of such Debentures; and

   (d) receive all benefits and otherwise exercise all rights of beneficial ownership of such Debentures, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that:

   (a) when and to the extent Descartes accepts the Debentures for payment, Descartes will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, and the same will not be subject to any adverse claim;

   (b) on request, the undersigned will execute and deliver any additional documents that the Depositary or Descartes deems necessary or desirable to complete the assignment, transfer, and purchase of the Debentures deposited hereby; and

   (c)   the undersigned has read and agrees to all of the terms of this Offer.

The undersigned hereby, effective from the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Debentures. No subsequent authority, whether as agent, attorney-in-fact, attorney or otherwise, will be granted with respect to the Debentures, unless the Debentures are not taken up and paid for under the Offer.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.

The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates representing Debentures deposited hereby. The certificates and the principal amount of Debentures that the undersigned wishes to deposit should be indicated in the appropriate boxes.

The undersigned understands that if the aggregate principal amount of Debentures properly deposited by the Expiration Date and not withdrawn is greater than U.S.$51,428,571, Descartes will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price plus Interest, Debentures so deposited having an aggregate principal amount of U.S.$51,428,571 on a pro rata basis (calculated to the nearest whole U.S.$1,000 principal amount of Debentures, so as to avoid the creation of fractional Debentures). Descartes' determination as to proration shall be final and binding on all parties.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, Descartes may terminate or amend the Offer or may not be required to purchase any of the Debentures deposited hereby or may accept for payment, in accordance with the applicable proration provisions relating to Debentures deposited, fewer than all of the Debentures deposited hereby. The undersigned understands that certificate(s) for any Debentures not deposited or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in Box A "Special Payment Instructions" or Box B "Special Delivery Instructions". The undersigned recognizes that Descartes has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Debentures from the name of their registered owner.

The undersigned understands that acceptance of Debentures by Descartes for payment will constitute a binding agreement between the undersigned and Descartes, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

The undersigned understands that payment for Debentures accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price plus Interest for such Debentures, with the Depositary. The Depositary will act as agent for the depositing Debentureholders for the purpose of receiving payment from Descartes and transmitting such payment to the depositing Debentureholders. Receipt of payment by the Depositary will be deemed to constitute receipt of payment thereof by persons depositing Debentures. Under no circumstances will interest be paid by Descartes or the Depositary by reason of any delay in paying for any Debentures or otherwise, other than interest specifically provided for in the Offer.

The cheque for the Purchase Price plus Interest for such of the deposited Debentures as are purchased will be issued to the order of the undersigned and mailed by first-class mail to the address indicated above unless otherwise indicated in Box A "Special Payment Instructions", Box B "Special Delivery Instructions" or Box C "Hold for Pick-Up".

IF A DEBENTURE CERTIFICATE HAS BEEN LOST OR DESTROYED, THIS LETTER OF TRANSMITTAL SHOULD BE COMPLETED AS FULLY AS POSSIBLE AND FORWARDED, TOGETHER WITH A LETTER DESCRIBING THE LOSS AND YOUR TELEPHONE NUMBER, TO THE DEPOSITARY. THE DEPOSITARY WILL RESPOND WITH THE REPLACEMENT REQUIREMENTS.

-----------------------------------------------------------     ---------------------------------------------------------
                          BOX A                                                          BOX B
               SPECIAL PAYMENT INSTRUCTIONS                                  SPECIAL DELIVERY INSTRUCTIONS
             (See Instructions 1, 4, 5 and 6)                               (See Instructions 1, 4, 5 and 6)
-----------------------------------------------------------     ---------------------------------------------------------
-----------------------------------------------------------     ---------------------------------------------------------

To be completed ONLY if certificates for Debentures not         To be completed ONLY if certificates for Debentures not
deposited or not purchased and/or the cheque for the            deposited or not purchased and/or the cheque for the
purchase price of Debentures purchased are to be issued         purchase price of Debentures purchased are to be sent
in the name of someone other than the undersigned.              to someone other than the undersigned, or to the
                                                                undersigned at an address other than that shown above.
-----------------------------------------------------------
Issue:  [_]   cheque and/or          [_] certificate(s) to:     Issue:  [_]   cheque and/or          [_] certificate(s) to:

Name_______________________________________________________     Name_______________________________________________________
                      (Please Print)                                                  (Please Print)

Address____________________________________________________     Address____________________________________________________

___________________________________________________________     ___________________________________________________________

___________________________________________________________     ___________________________________________________________
                  (Include Postal Code)                                             (Include Postal Code)


___________________________________________________________
       (Social Insurance No. or CCRA Business No.)

-----------------------------------------------------------     ---------------------------------------------------------


                                                                ---------------------------------------------------------
                                                                                 BOX C HOLD FOR PICK-UP

                                                                [_]   Hold certificates and/or cheques representing
                                                                      Debentures not tendered, not deemed to have been
                                                                      tendered or not purchased for pick-up.

                                                                ---------------------------------------------------------

--------------------------------------------------------------------------------
                                      BOX D

[_] Check here if certificates for deposited Debentures are being delivered pursuant to a notice of guaranteed delivery previously sent to the Depositary and complete the following :

Name(s) of Registered Owner(s):_________________________________________________

Date of Execution of Notice of Guaranteed Delivery:_____________________________

Name of Institution Which Guaranteed Delivery:__________________________________

--------------------------------------------------------------------------------

------------------------------------------------------------     --------------------------------------------------------
                           BOX E                                                          BOX F
               DEBENTUREHOLDER(S) SIGN HERE                                     GUARANTEE OF SIGNATURE(S)
                (See Instructions 1 and 5)                                     (See Instructions 1 and 5)

Must be signed by  registered  owner(s)  exactly as name(s)      Authorized Signature:___________________________________
appear(s)  on  certificate(s)  or  on a  security  position
listing or by  person(s)  authorized  to become  registered      ________________________________________________________
owner(s) by certificate(s)  and documents  transmitted with
this   Letter   of   Transmittal.   If   signature   is  by      Name(s):________________________________________________
attorney-in-fact,    executor,   administrator,    trustee,                          (Please Print)
guardian,  officer of a corporation  or another acting in a
fiduciary or representation capacity,  please set forth the      Title:__________________________________________________
full title.  See Instruction 5.

Authorized Signature :_____________________________________
                          Signature(s) of Owner(s)               Name of Firm:___________________________________________

___________________________________________________________      Address:________________________________________________

Name(s):___________________________________________________      ________________________________________________________
                      (Please Print)
                                                                 ________________________________________________________
Capacity:__________________________________________________                        (Include Postal Code)

Address:___________________________________________________      Area Code and Telephone Number:_________________________

___________________________________________________________      ________________________________________________________

                                                                 Dated_____________________________________________, 2002

                                                                 ________________________________________________________


Area Code and Telephone Number:____________________________

___________________________________________________________
 Debentureholders must provide their Social Insurance No.
                   or CCRA Business No.

Dated______________________________________________, 2002

___________________________________________________________

--------------------------------------------------------------------------------
Name:
--------------------------------------------------------------------------------
Business Name, if different from above:
--------------------------------------------------------------------------------
Check appropriate box:   [_] Individual/Sole Proprietor      [_] Corporation

                         [_] Partnership                     [_] Other
--------------------------------------------------------------------------------
Address:
--------------------------------------------------------------------------------
   SUBSTITUTE      PART I - Please provide your TIN in the box at right and
                   certify by signing and dating below.




                   -------------------------------------------------------------

                   --------------------------------------------------
                                Social Security Number
                           or Employer Identification Number
                       (if awaiting TIN write  "Applied For ")
                   -------------------------------------------------------------
 Form  W-9         PART II - For Payees exempt from backup withholding, see the attached Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.
                   -------------------------------------------------------------
                   Certification - Under penalties of perjury, I certify that:

Department of
the Treasury       (1) The number shown on this form is my correct Taxpayer
  Internal             Identification Number (or I am waiting for a Taxpayer
  Revenue              Identification Number to be issued to me);
  Service
                   -------------------------------------------------------------
Payor's Request    (2) I am not subject to backup withholding either because:
 for Taxpayer          (a) I am exempt from backup withholding, or (b) I have
Identification         not been notified by the Internal Revenue Service (IRS)
Number ("TIN")         that I am subject to backup withholding as a result of a
                       failure to report all interest or dividends, or (c) the
                       IRS has notified me that I am no longer subject to backup
                       withholding; and
                   -------------------------------------------------------------
                   (3) I am a U.S. person (including a U.S. resident alien).
                   -------------------------------------------------------------
                   CERTIFICATION INSTRUCTIONS - You must cross out item (2)
                   above if you have been notified by the IRS that you are
                   subject to backup withholding because you have failed to
                   report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the
                   IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the
                   enclosed Guidelines.)
                   -------------------------------------------------------------
                   The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

                   Signature:_______________________________ Date:______________
--------------------------------------------------------------------------------


NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

     GUIDELINES FOR DETERMINING THE PROPER  IDENTIFICATION  NUMBER TO GIVE THE PAYER. - Social Security  numbers have nine digits separated by two hyphens:  i.e.,  000-00-0000.  Employer  identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

------------------------------------ ----------------------- -------------------------------- ------------------------
For this type of account:            Give the                For this type of account:        Give the EMPLOYER
                                     SOCIAL SECURITY                                          IDENTIFICATION
                                     number of -                                              number of -
------------------------------------ ----------------------- -------------------------------- ------------------------

1.   An individual's account         The individual          8.    Sole proprietorship        The owner (4)
                                                                   account

2.   Two or more individuals         The actual owner of     9.    A valid trust, estate,     The legal entity (Do
     (joint account)                 the account or, if            or pension trust           not furnish the
                                     combined funds, the                                      identifying number of
                                     first individual on                                      personal
                                     the account (1)                                          representative or
                                                                                              trustee unless the
                                                                                              legal entity itself is
                                                                                              not designated in the
                                                                                              account title.) (5)

3.   Husband and wife                The actual owner of     10.   Corporate account          The corporation
                                     the account or, if
                                     joint funds, either
                                     person (1)

4.   Custodian account of a minor    The minor (2)           11.   Religious, charitable,     The organization
     (Uniform Gift to Minors Act)                                  or educational
                                                                   organization account

5.   Adult and minor (joint          The adult or, if the    12.    Partnership account       The partnership
     account)                        minor is the only
                                     contributor, the
                                     minor (1)

6.   Account in the name of          The ward, minor, or     13.   Association, club, or      The organization
     guardian or committee for a     incompetent person (3)        other tax-exempt
     designated ward, minor, or                                    organization
     incompetent person

7.   a. The usual revocable          The grantor-trustee     14.   A broker or registered     The broker or nominee
     savings trust account           (1)                           nominee
     (grantor is also trustee)
     b. So-called trust account      The actual owner (1)    15.   Account with the           The public entity
     that is not a legal or valid                                  Department of
     trust under State law                                         Agriculture in the name
                                                                   of a public
                                                                   entity (such
                                                                   as a State or
                                                                   local
                                                                   government,
                                                                   school
                                                                   district, or
                                                                   prison) that
                                                                   receives
                                                                   agricultural
                                                                   program
                                                                   payments
------------------------------------ ----------------------- -------------------------------- ------------------------

(1)   List first and circle the name of the person whose number you furnish.

(2)   Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4) Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.

(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                                     PAGE 2

OBTAINING A NUMBER

If you do not have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

The following is a list of payees which may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except a corporation (other than certain hospitals described in Regulations section 1.6041-3(c)) that provides medical and health care services or bills and collects payments for such services is not exempt from backup withholding or information reporting. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1) An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).
(2)   The United States or any of its agencies or instrumentalities.
(3) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
(4) A foreign government or any of its political subdivisions, agencies or instrumentalities.
(5)   An international organization or any of its agencies or instrumentalities.
(6)   A corporation.
(7)   A foreign central bank of issue.
(8) A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.
(9) A futures commission merchant registered with the Commodity Futures Trading Commission.
(10)  A real estate investment trust.
(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12)  A common trust fund operated by a bank under section 584(a).
(13)  A financial institution.
(14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.
(15)  A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

o     Payments to nonresident aliens subject to withholding under section 1441.
o Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.
o Payments of patronage dividends where the amount received is not paid in money.
o     Payments made by certain foreign organizations.

o     Section 404(k) distributions made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

o Payments of interest on obligations issued by individuals. NOTE: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
o Payments of tax-exempt interest (including exempt-interest dividends under section 852).
o     Payments described in section 6049(b)(5) to non-resident aliens.
o     Payments on tax-free covenant bonds under section 1451.
o     Payments made by certain foreign organizations.
o     Mortgage or student loan interest paid to you.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYER A COMPLETED INTERNAL REVENUE FORM W-8 (CERTIFICATE OF FOREIGN STATUS).

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

PRIVACY ACT NOTICE. - Section 6109 of the Internal Revenue Code requires you to give your correct taxpayer identification number to persons who must file information returns to the IRS to report interest, dividends, and certain other income paid to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws.

You must provide your tax identification number whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. - If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. - If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. - Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE

                                  INSTRUCTIONS
                    (Forming part of the Terms of the Offer)

1.    Guarantee of Signatures: No signature guarantee is required if either:

      (a) this Letter of Transmittal is signed by the registered holder of the Debentures deposited with this Letter of Transmittal and payment and delivery are to be made directly to such owner and such owner has not completed either Box A "Special Payment Instructions" or Box B "Special Delivery Instructions" above; or

      (b) such Debentures are deposited for the account of a firm which is a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), whose members normally include members of a recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States (each being referred to as an "Eligible Institution").

      In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box F "Guarantee of Signature(s)". See Instruction 5.

2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. This Letter of Transmittal is to be used if certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Debentures together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date (as defined in the Offer to Purchase).

      Debentureholders whose certificates are not immediately available or who cannot deliver certificates for Debentures and all other required documents to the Depositary by the Expiration Date, may deposit their Debentures by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase. Pursuant to such procedure, the certificates for all physically deposited Debentures, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal (or a manually executed photocopy thereof) must be received by the Depositary within three days on which trading occurs on the Toronto Stock Exchange (each such day is referred to as a "Trading Day") after the Expiration Date, all as provided in Section 2 of the Offer to Purchase.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such notice. For Debentures to be validly deposited pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.

      The method of delivery of all documents, including certificates for Debentures, is at the option and risk of the depositing Debentureholder. Delivery is only effective upon receipt by the Depositary. For the Debentureholder's protection, Descartes recommends that material be delivered by hand to the Depositary and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date.

      Descartes will not purchase any fractional Debentures (i.e. Debentures in amounts other than U.S.$1,000 or an integral multiple thereof), nor will it accept any alternative, conditional or contingent deposits except as specifically permitted by Sections 1 and 2 of the Offer to Purchase. All depositing Debentureholders, by execution of this Letter of Transmittal (or facsimile of it) waive, any right to receive any notice of the acceptance of their deposit.

3. Inadequate Space. If the space provided in the box captioned "Description of Debentures Deposited" is inadequate, the certificate numbers and/or the principal amount of Debentures should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4. Partial Deposits and Unpurchased Debentures. If less than all of the principal amount of Debentures evidenced by any certificate is deposited, fill in the principal amount of Debentures which are to be deposited in the column entitled "Principal Amount of Debentures Deposited ". In such case, if any deposited Debentures are purchased, a new certificate for the remainder of the principal amount of Debentures evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in Box A "Special Payment Instructions" or Box B "Special Delivery Instructions" on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Debentures represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.

5.    Signatures on Letter of Transmittal, Powers of Attorney and Endorsements.

      (a) If this Letter of Transmittal is signed by the registered owner(s) of the Debentures deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.

      (b) If the Debentures deposited hereby are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

      (c) If any deposited Debentures are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or facsimile of it) as there are different registrations of certificates.

      (d) When this Letter of Transmittal is signed by the registered owner(s) of the Debentures listed and transmitted hereby, no endorsements of certificate(s) representing such Debentures or separate powers of attorney are required unless payment is to be made, or the certificates for Debentures not deposited or not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or powers of attorney must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificates must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or power(s) of attorney must be guaranteed by an Eligible Institution. See Instruction 1.

      (e) If this Letter of Transmittal or any certificates or powers of attorney are signed by trustees, executors, administrators, guardians, attorney-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to Descartes of their authority so to act.

6. Special Payment and Delivery Instructions. If certificates for Debentures not deposited or not purchased and/or cheques are to be issued in the name of a person other than the signer of this Letter of Transmittal or if such certificates and/or cheques are to be sent to someone other than the signer of this Letter of Transmittal or to the signer at a different address, Box A "Special Payment Instructions" and/or Box B "Special Delivery Instructions" on this Letter of Transmittal must be completed. If a cheque evidencing payment for Debentures deposited is to be held by the Depositary for pick-up by the undersigned or any person designated by the undersigned in writing, Box C "Hold for Pick-Up" on this Letter of Transmittal must be completed.

7. Irregularities. Descartes will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any deposit of Debentures and its determination shall be final and binding on all parties. Descartes reserves the absolute right to reject any or all deposits of Debentures determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Descartes' counsel, be unlawful. Descartes also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Debentures and Descartes' interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No deposit of Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as Descartes shall determine. None of Descartes, the Dealer Manager, the Information Agent, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice.

8. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance and additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be directed to the Depositary or the Information Agent at their respective addresses and telephone and facsimile numbers set forth on the back cover of the Offer to Purchase or from your broker, dealer, commercial bank, or trust company.

9. Substitute Form W-9. Each tendering U.S. Debentureholder is required to properly complete and provide a Substitute Form W-9 which is attached hereto. Failure to provide a properly completed Substitute Form W-9 will subject the tendering Debentureholder to a 30% U.S. federal backup withholding tax on payments to be received by such Debentureholder. If backup withholding applies, 30% of the amounts otherwise payable to the Debentureholder will be withheld as backup withholding tax. Backup withholding tax is not an additional tax. Rather, the federal income taxes payable by persons subject to backup withholding will be reduced by the amount of any backup withholding tax that is withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained from the Internal Revenue Service.

10. Governing Law. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

      IMPORTANT: THIS LETTER OF TRANSMITTAL OR MANUALLY SIGNED PHOTOCOPY OF IT (TOGETHER WITH CERTIFICATES FOR DEBENTURES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRATION DATE (AS DEFINED IN THE OFFER).

                                                                      DOCUMENT 4
                                                                      ----------

                       THIS IS NOT A LETTER OF TRANSMITTAL

                          NOTICE OF GUARANTEED DELIVERY
     for Deposit of 5.50% Convertible Unsecured Subordinated Debentures due
                                 June 30, 2005
                                       of
                        THE DESCARTES SYSTEMS GROUP INC.
             Pursuant to the Offer to Purchase Dated August 1, 2002

As set forth in Section 2 of the Offer to Purchase, this form or one substantially equivalent hereto must be used to deposit 5.50% Convertible Subordinated Unsecured Debentures due June 30, 2005 (the "Debentures") of The Descartes Systems Group Inc. ("Descartes") pursuant to the Offer to Purchase if certificates for Debentures are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date (as defined in Section 1 of the Offer to Purchase). Such form may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at the offices set forth below. See
Section 2 of the Offer to Purchase.

THE TERMS AND CONDITIONS OF THE OFFER TO PURCHASE ARE INCORPORATED BY REFERENCE IN THIS NOTICE OF GUARANTEED DELIVERY. CAPITALIZED TERMS USED AND NOT DEFINED IN THIS NOTICE OF GUARANTEED DELIVERY WHICH ARE DEFINED IN THE OFFER TO PURCHASE SHALL HAVE THE RESPECTIVE MEANINGS SET OUT IN THE OFFER TO PURCHASE.

To:  the Depositary, CIBC MELLON TRUST COMPANY

              By Mail                                 By Hand or Courier

           P.O. Box 1036                                199 Bay Street
  Adelaide Street Postal Station                      Commerce Court West
         Toronto, Ontario                              Securities Level
              M5C 2K4                                  Toronto, Ontario
                                                            M5L 1G9
     Telephone: (416) 643-5500                       Attn: Courier Window
     Toll Free: (800) 387-0825

                            By Facsimile Transmission

                                 (416) 643-3148

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

The undersigned hereby deposits to Descartes in the manner and at a price of U.S.$700 for each U.S.$1,000 principal amount of Debentures, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2002 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), receipt of which is hereby acknowledged, the aggregate principal amount of Debentures indicated below pursuant to the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase.

DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF TENDERING DEBENTURES UNDER THE OFFER. SEE SECTION 14 "INCOME TAX CONSIDERATIONS" IN THE OFFER TO PURCHASE THAT ACCOMPANIES THIS NOTICE OF GUARANTEED DELIVERY.

Aggregate Principal Amount of Debentures: $_______       Name(s) of Registered
(in multiples of U.S.$1,000)                                   Holder(s):
                                                       _________________________
Certificate Nos. (if available):__________________       (Please type or print)

                                                       Address:_________________

Signature(s)______________________________________     _________________________

__________________________________________________     _________________________
                                                               Postal Code
                (Sign Here)

Dated:___________________________________, 2002        Area Code and Daytime
                                                       Telephone No:____________


                DO NOT SEND DEBENTURE CERTIFICATES WITH THIS FORM

The Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Debentures to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution.

                                    GUARANTEE

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Signature Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) guarantees to deliver to the Depositary at the principal office in Toronto as set forth above the certificate(s) representing the Debentures deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually-signed facsimile thereof) and any other required documents, all within three Trading Days after the Expiration Date (as defined in Section 1 of the Offer to Purchase). As used herein, a "Trading Day" means a day on which trading occurs on the Toronto Stock Exchange.


Name of Firm:_____________________    Authorized Signature:_____________________

Address of Firm:__________________    Name:_____________________________________

__________________________________    Title:____________________________________

Telephone Number:_________________    Dated:____________________________________

                                                                      DOCUMENT 5
                                                                      ----------

                            BROKER LETTER TO CLIENTS

                                    OFFER BY
                        THE DESCARTES SYSTEMS GROUP INC.
               TO PURCHASE FOR CASH THE AGGREGATE PRINCIPAL AMOUNT
                         OF UP TO U.S.$51,428,571 OF ITS
               5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
                                DUE JUNE 30, 2005
                         AT A PURCHASE PRICE OF U.S.$700
             FOR EACH U.S.$1,000 OF PRINCIPAL AMOUNT OF DEBENTURES,
                      PLUS ANY ACCRUED AND UNPAID INTEREST

     THE OFFER WILL EXPIRE AT 5:00 P.M., TORONTO TIME, ON SEPTEMBER 6, 2002
                          UNLESS WITHDRAWN OR EXTENDED



To Our Clients:

                  Enclosed for your consideration are the offer to purchase, dated August 1, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer") setting forth an offer by The Descartes Systems Group Inc., an Ontario corporation ("Descartes"), to purchase 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 of Descartes (the "Debentures"), at a price of U.S.$700 for each U.S.$1,000 principal amount of Debentures, plus accrued and unpaid interest (subject to any applicable withholding tax) up to and immediately prior to the date on which Descartes takes up and pays for Debentures under the Offer to Purchase ("Interest"), payable in cash, upon the terms and subject to the conditions set forth in the Offer), including the provisions relating to proration described therein.

                  Capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer. Also enclosed herewith is certain other material related to the Offer, including a letter to Debentureholders from Mr. Peter Schwartz, Chairman and Co-Chief Executive Officer of Descartes.

                  WE ARE A PARTICIPANT IN THE BOOK-ENTRY SYSTEM OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") WHICH ACTS AS A CUSTODIAN OF THE DEBENTURES BEING HELD FOR YOUR ACCOUNT. AS SUCH, A DEPOSIT OF SUCH DEBENTURES CAN BE MADE ONLY BY CDS AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS GIVEN THROUGH US, AS A NOMINEE OF CDS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO DEPOSIT DEBENTURES HELD BY CDS FOR YOUR ACCOUNT WHICH WE MAINTAIN.

                  We request instructions as to whether you wish us to deposit any or all of the Debentures held by us for your account, upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal. Your attention is invited to the following:

1. You may deposit Debentures, pursuant to Descartes' Offer to Purchase which is for up to a maximum of U.S.$51,428,571 aggregate principal amount of Debentures for purchase and cancellation by Descartes at a price of U.S.$700 for each U.S.$1,000 principal amount of Debentures, plus Interest, payable in cash, for all Debentures purchased upon the terms and subject to the conditions set forth in Descartes' Offer, including the provisions relating to proration described therein.

2. The Offer is not conditional upon a minimum aggregate principal amount of Debentures being deposited, however it is subject to certain other conditions. See Section 5 of the Offer.

3. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., Toronto time, on September 6, 2002, unless the Offer is extended. Your instructions to us should be forwarded to us in ample time to permit us to submit a deposit on your behalf.

4. As described in the Offer, if the aggregate principal amount of Debentures properly deposited and not withdrawn by the Expiration Date pursuant to the Offer is greater than U.S.$51,428,571, Descartes will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price, plus Interest, Debentures so deposited having an aggregate principal amount of U.S.$51,428,571 on a pro rata basis (calculated to the nearest whole U.S.$1,000 principal amount of Debentures, so as to avoid the creation of fractional Debentures). Descartes' determination as to proration shall be final and binding on all parties

5. Each tendering U.S. Debentureholder is required to properly complete and provide a Substitute Form W-9 which is attached hereto. Failure to provide a properly completed Substitute Form W-9 will subject the tendering Debentureholder to a 30% U.S. federal backup withholding tax on payments to be received by such Debentureholder. If backup withholding applies, 30% of the amounts otherwise payable to the Debentureholder will be withheld as backup withholding tax. Backup withholding tax is not an additional tax. Rather, the federal income taxes payable by persons subject to backup withholding will be reduced by the amount of any backup withholding tax that is withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained from the Internal Revenue Service.

         DEBENTUREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO DEPOSIT DEBENTURES AND, IF SO, THE AGGREGATE PRINCIPAL AMOUNT OF DEBENTURES TO DEPOSIT. NEITHER DESCARTES, ITS BOARD OF DIRECTORS NOR ANY REPRESENTATIVE THEREOF MAKES ANY RECOMMENDATION TO ANY DEBENTUREHOLDER AS TO WHETHER TO DEPOSIT OR REFRAIN FROM DEPOSITING DEBENTURES.

                  If you wish to have us deposit any or all of your Debentures held by us for your account upon the terms and subject to the conditions set forth in the Offer, please so instruct us by completing, executing and returning to us the attached Instruction Form. An envelope to return your instructions to us is enclosed. If you authorize deposit of your Debentures, all such Debentures will be deposited unless otherwise specified on the Instruction Form.

                  YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A DEPOSIT ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER. THE OFFER WILL EXPIRE AT 5:00 P.M., TORONTO TIME, ON SEPTEMBER 6, 2002 UNLESS WITHDRAWN OR EXTENDED.

                  The Offer is being made to all holders of Debentures. Descartes is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If Descartes becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, Descartes will make a good faith effort to comply with such law. If, after such good faith effort, Descartes cannot comply with such law, the Offer will not be made to (nor will deposits be accepted from or on behalf of) the holders of Debentures residing in such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on Descartes' behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

         DEBENTUREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF DEPOSITING DEBENTURES UNDER THE OFFER. SEE SECTION 14 "INCOME TAX CONSIDERATIONS" IN THE OFFER TO PURCHASE THAT ACCOMPANIES THIS LETTER.

                                INSTRUCTION FORM

                   WITH RESPECT TO OFFER TO PURCHASE FOR CASH
         THE AGGREGATE PRINCIPAL AMOUNT OF UP TO U.S.$51,428,571 OF ITS
               5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
                                DUE JUNE 30, 2005
                         AT A PURCHASE PRICE OF U.S.$700
                      PLUS ANY ACCRUED AND UNPAID INTEREST

                  The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated August 1, 2002, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), in connection with the Offer by The Descartes Systems Group Inc., an Ontario corporation ("Descartes"), to purchase for cancellation 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 of Descartes (the "Debentures") at a price of U.S.$700 for each U.S.$1,000 principal amount of Debentures, plus accrued and unpaid interest (subject to any applicable withholding tax) up to and immediately prior to the date on which Descartes takes up and pays for Debentures under the Offer, payable in cash, for all Debentures purchased, in either case upon the terms and subject to the conditions set forth in the Offer, including the provisions relating to proration described therein.

                  This will instruct you to deposit to Descartes the aggregate principal amount of Debentures indicated below (or, if no aggregate principal amount is indicated below, all Debentures) that are held by you for the account of the undersigned, upon the terms and subject to the conditions of the Offer.

--------------------------------------------------------------------------------

        MUST be completed ONLY if Partial Debentures are being deposited*


   Principal Amount of Debentures Deposited U.S.$_____________________________

--------------------------------------------------------------------------------

* If fewer than all the Debentures beneficially owned are to be deposited, fill in the aggregate principal amount of Debentures that are to be deposited. Unless otherwise indicated, it will be assumed that ALL Debentures beneficially owned by the depositing Debentureholder are being deposited.

--------------------------------------------------------------------------------

         THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE ELECTION AND RISK OF THE DEPOSITING DEBENTUREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

                                         SIGN HERE
Dated:________________________, 2002     _______________________________________
                                                    (Signature(s))


                                         _______________________________________
                                                        Name

                                         Name:__________________________________
                                                       (Please Print)

                                         Address:_______________________________

                                         _______________________________________

                                         _______________________________________
                                              (include Postal Code/Zip Code)

                                         _______________________________________
                                         Tax Identification, Business Number,
                                         Social Insurance or Social Security
                                         Number (U.S. Holders must complete
                                         attached Substitute Form W-9)

--------------------------------------------------------------------------------
Name:
--------------------------------------------------------------------------------
Business Name, if different from above:
--------------------------------------------------------------------------------
Check appropriate box:   [_] Individual/Sole Proprietor      [_] Corporation

                         [_] Partnership                     [_] Other
--------------------------------------------------------------------------------
Address:
--------------------------------------------------------------------------------
   SUBSTITUTE      PART I - Please provide your TIN in the box at right and
                   certify by signing and dating below.




                   -------------------------------------------------------------

                   --------------------------------------------------
                                Social Security Number
                           or Employer Identification Number
                       (if awaiting TIN write  "Applied For ")
                   -------------------------------------------------------------
 Form  W-9         PART II - For Payees exempt from backup withholding, see the attached Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.
                   -------------------------------------------------------------
                   Certification - Under penalties of perjury, I certify that:

Department of
the Treasury       (1) The number shown on this form is my correct Taxpayer
  Internal             Identification Number (or I am waiting for a Taxpayer
  Revenue              Identification Number to be issued to me);
  Service
                   -------------------------------------------------------------
Payor's Request    (2) I am not subject to backup withholding either because:
 for Taxpayer          (a) I am exempt from backup withholding, or (b) I have
Identification         not been notified by the Internal Revenue Service (IRS)
Number ("TIN")         that I am subject to backup withholding as a result of a
                       failure to report all interest or dividends, or (c) the
                       IRS has notified me that I am no longer subject to backup
                       withholding; and
                   -------------------------------------------------------------
                   (3) I am a U.S. person (including a U.S. resident alien).
                   -------------------------------------------------------------
                   CERTIFICATION INSTRUCTIONS - You must cross out item (2)
                   above if you have been notified by the IRS that you are
                   subject to backup withholding because you have failed to
                   report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the
                   IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the
                   enclosed Guidelines.)
                   -------------------------------------------------------------
                   The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

                   Signature:_______________________________ Date:______________
--------------------------------------------------------------------------------


NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

     GUIDELINES FOR DETERMINING THE PROPER  IDENTIFICATION  NUMBER TO GIVE THE PAYER. - Social Security  numbers have nine digits separated by two hyphens:  i.e.,  000-00-0000.  Employer  identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

------------------------------------ ----------------------- -------------------------------- ------------------------
For this type of account:            Give the                For this type of account:        Give the EMPLOYER
                                     SOCIAL SECURITY                                          IDENTIFICATION
                                     number of -                                              number of -
------------------------------------ ----------------------- -------------------------------- ------------------------

1.   An individual's account         The individual          8.    Sole proprietorship        The owner (4)
                                                                   account

2.   Two or more individuals         The actual owner of     9.    A valid trust, estate,     The legal entity (Do
     (joint account)                 the account or, if            or pension trust           not furnish the
                                     combined funds, the                                      identifying number of
                                     first individual on                                      personal
                                     the account (1)                                          representative or
                                                                                              trustee unless the
                                                                                              legal entity itself is
                                                                                              not designated in the
                                                                                              account title.) (5)

3.   Husband and wife                The actual owner of     10.   Corporate account          The corporation
                                     the account or, if
                                     joint funds, either
                                     person (1)

4.   Custodian account of a minor    The minor (2)           11.   Religious, charitable,     The organization
     (Uniform Gift to Minors Act)                                  or educational
                                                                   organization account

5.   Adult and minor (joint          The adult or, if the    12.    Partnership account       The partnership
     account)                        minor is the only
                                     contributor, the
                                     minor (1)

6.   Account in the name of          The ward, minor, or     13.   Association, club, or      The organization
     guardian or committee for a     incompetent person (3)        other tax-exempt
     designated ward, minor, or                                    organization
     incompetent person

7.   a. The usual revocable          The grantor-trustee     14.   A broker or registered     The broker or nominee
     savings trust account           (1)                           nominee
     (grantor is also trustee)
     b. So-called trust account      The actual owner (1)    15.   Account with the           The public entity
     that is not a legal or valid                                  Department of
     trust under State law                                         Agriculture in the name
                                                                   of a public
                                                                   entity (such
                                                                   as a State or
                                                                   local
                                                                   government,
                                                                   school
                                                                   district, or
                                                                   prison) that
                                                                   receives
                                                                   agricultural
                                                                   program
                                                                   payments
------------------------------------ ----------------------- -------------------------------- ------------------------

(1)   List first and circle the name of the person whose number you furnish.

(2)   Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4) Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.

(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                                     PAGE 2

OBTAINING A NUMBER

If you do not have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

The following is a list of payees which may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except a corporation (other than certain hospitals described in Regulations section 1.6041-3(c)) that provides medical and health care services or bills and collects payments for such services is not exempt from backup withholding or information reporting. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1) An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).
(2)   The United States or any of its agencies or instrumentalities.
(3) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
(4) A foreign government or any of its political subdivisions, agencies or instrumentalities.
(5)   An international organization or any of its agencies or instrumentalities.
(6)   A corporation.
(7)   A foreign central bank of issue.
(8) A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.
(9) A futures commission merchant registered with the Commodity Futures Trading Commission.
(10)  A real estate investment trust.
(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12)  A common trust fund operated by a bank under section 584(a).
(13)  A financial institution.
(14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.
(15)  A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

o     Payments to nonresident aliens subject to withholding under section 1441.
o Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.
o Payments of patronage dividends where the amount received is not paid in money.
o     Payments made by certain foreign organizations.

o     Section 404(k) distributions made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

o Payments of interest on obligations issued by individuals. NOTE: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
o Payments of tax-exempt interest (including exempt-interest dividends under section 852).
o     Payments described in section 6049(b)(5) to non-resident aliens.
o     Payments on tax-free covenant bonds under section 1451.
o     Payments made by certain foreign organizations.
o     Mortgage or student loan interest paid to you.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYER A COMPLETED INTERNAL REVENUE FORM W-8 (CERTIFICATE OF FOREIGN STATUS).

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

PRIVACY ACT NOTICE. - Section 6109 of the Internal Revenue Code requires you to give your correct taxpayer identification number to persons who must file information returns to the IRS to report interest, dividends, and certain other income paid to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws.

You must provide your tax identification number whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. - If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. - If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. - Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.